FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Financial Statements with notes for the Second Quarter of 2013.

BANCO DE CHILE AND SUBSIDIARIES

Index

I.	Interim Condensed Consolidated Statements of Financial Position
II.	Interim Condensed Consolidated Statements of Comprehensive Income for the Period
III.	Interim Condensed Consolidated Statements of Other Comprehensive Income for the Period
IV.	Interim Condensed Consolidated Statements of Changes in Equity
V.	Interim Condensed Consolidated Statements of Cash Flows
VI.	Notes to the Interim Condensed Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The Unidad de Fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
MXN	=	Mexican pesos
HKD	=	Hong Kong dollars
PEN	=	Peruvian nuevo sol
CHF	=	Swiss franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Norms of the Chilean Superintendency of Banks
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended June 30, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	June 2013	December 2012
		MCh$	MCh$
ASSETS
Cash and due from banks	7	1,186,226	684,925
Transactions in the course of collection	7	775,311	396,611
Financial assets held-for-trading	8	388,921	192,724
Cash collateral on securities borrowed and reverse repurchase agreements	9	25,371	35,100
Derivative instruments	10	367,417	329,497
Loans and advances to banks	11	313,541	1,343,322
Loans to customers, net	12	19,063,627	18,334,330
Financial assets available-for-sale	13	1,613,767	1,264,440
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	14,848	13,933
Intangible assets	15	32,202	34,290
Property and equipment	16	202,235	205,189
Current tax assets	17	4,608	2,684
Deferred tax assets	17	118,949	127,143
Other assets	18	297,051	296,878
TOTAL ASSETS		24,404,074	23,261,066
LIABILITIES
Current accounts and other demand deposits	19	5,567,606	5,470,971
Transactions in the course of payment	7	438,056	159,218
Cash collateral on securities lent and repurchase agreements	9	495,812	226,396
Savings accounts and time deposits	20	9,564,872	9,612,950
Derivative instruments	10	431,162	380,322
Borrowings from financial institutions	21	1,157,728	1,108,681
Debt issued	22	3,763,946	3,273,933
Other financial obligations	23	160,253	162,123
Current tax liabilities	17	261	25,880
Deferred tax liabilities	17	26,211	27,630
Provisions	24	374,342	504,837
Other liabilities	25	256,628	301,066
TOTAL LIABILITIES		22,236,877	21,254,007

EQUITY	27
Attributable to Bank’s Owners:
Capital		1,849,351	1,629,078
Reserves		213,767	177,574
Other comprehensive income		11,783	18,935
Retained earnings:
Retained earnings from previous periods		16,379	16,379
Income for the period		243,334	465,850
Less:
Provision for minimum dividends		(167,418)	(300,759)
Subtotal		2,167,196	2,007,057
Non-controlling interests		1	2

TOTAL EQUITY		2,167,197	2,007,059
TOTAL LIABILITIES AND EQUITY		24,404,074	23,261,066

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE PERIOD

For the six-month ended June 30, 2013 and 2012

 (Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

A. CONSOLIDATED STATEMENT OF INCOME

	Notes	June 2013	June 2012
		MCh$	MCh$
Interest revenue	28	781,304	829,313
Interest expense	28	(293,754)	(354,250)
Net interest income		487,550	475,063

Income from fees and commissions	29	192,332	183,933
Expenses from fees and commissions	29	(48,438)	(44,329)
Net fees and commission income		143,894	139,604

Net financial operating income	30	(2,265)	11,337
Foreign exchange transactions, net	31	41,980	15,570
Other operating income	36	12,121	10,366
Total operating revenues		683,280	651,940

Provisions for loan losses	32	(103,761)	(97,235)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		579,519	554,705

Personnel expenses	33	(155,801)	(152,403)
Administrative expenses	34	(121,176)	(115,830)
Depreciation and amortization	35	(14,291)	(15,524)
Impairment	35	(9)	(130)
Other operating expenses	37	(8,473)	(15,993)

TOTAL OPERATING EXPENSES		(299,750)	(299,880)

NET OPERATING INCOME		279,769	254,825

Income attributable to associates	14	1,591	874
Income before income tax		281,360	255,699

Income tax		(38,026)	(27,574)
	17
NET INCOME FOR THE PERIOD		243,334	228,125
Attributable to:
Bank’s Owners		243,334	228,125
Non-controlling interests		—	—

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	2.62	2.59
Diluted net income per share	27	2.62	2.59

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE PERIOD

For the six-month ended June 30, 2013 and 2012

 (Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

B. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	June 2013	June 2012
		MCh$	MCh$

NET INCOME FOR THE PERIOD		243,334	228,125

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO INCOME FOR THE PERIOD

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available-for-sale instruments	13	7,228	10,646
Gains and losses on derivatives held as cash flow hedges		(16,224)	901
Cumulative translation adjustment		45	(27)
Other comprehensive income before income taxes		(8,951)	11,520

Income tax related to other comprehensive income	17	1,799	(2,000)

Total other comprehensive income that will be reclassified to income for the period		(7,152)	9,520
Other comprehensive income that will not be reclassified to income for the period		—	—
TOTAL OTHER COMPREHENSIVE INCOME		(7,152)	9,520

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		236,182	237,645

Attributable to:
Bank’s owners		236,182	237,645
Non-controlling interest		—	—

Comprehensive net income per share attributable to Bank’s owners:		Ch$	Ch$
Basic net income per share		2.54	2.70
Diluted net income per share		2.54	2.70

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month ended June 30, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for- sale	Derivatives cash flow hedge	Cumulative translation adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2011		1,436,083	32,256	87,226	(1,644)	(395)	(36)	16,379	428,805	(259,501)	1,739,173	2	1,739,175
Capitalization of retained earnings	27	73,911	—	—	—	—	—	—	(73,911)	—	—	—	—
Retention (released) earnings	27	—	—	58,092	—	—	—	—	(58,092)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(296,802)	259,501	(37,301)	(1)	(37,302)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	(27)	—	—	—	(27)	—	(27)
Cash flow hedge adjustment, net		—	—	—	—	741	—	—	—	—	741	—	741
Valuation adjustment on available-for-sale instruments, net		—	—	—	8,804	—	—	—	—	—	8,804	—	8,804
Income for the period 2012		—	—	—	—	—	—	—	228,125	—	228,125	—	228,125
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(143,791)	(143,791)	—	(143,791)
Balances as of June 30, 2012		1,509,994	32,256	145,318	7,160	346	(63)	16,379	228,125	(143,791)	1,795,724	1	1,795,725

Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	(31)	—	—	—	(31)	1	(30)
Cash flow hedge adjustment, net		—	—	—	—	688	—	—	—	—	688	—	688
Valuation adjustment on available-for-sale instruments, net		—	—	—	10,835	—	—	—	—	—	10,835	—	10,835
Subscribed and paid shares		119,084	—	—	—	—	—	—	—	—	119,084	—	119,084
Income for the period 2012		—	—	—	—	—	—	—	237,725	—	237,725	—	237,725
Provision for minimum dividends		—	—	—	—	—	—	—	—	(156,968)	(156,968)	—	(156,968)

Balances as of December 31, 2012		1,629,078	32,256	145,318	17,995	1,034	(94)	16,379	465,850	(300,759)	2,007,057	2	2,007,059
Capitalization of retained earnings	27	86,202	—	—	—	—	—	—	(86,202)	—	—	—	—
Retention (released) earnings	27	—	—	36,193	—	—	—	—	(36,193)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(343,455)	300,759	(42,696)	(1)	(42,697)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	45	—	—	—	45	—	45
Cash flow hedge adjustment, net		—	—	—	—	(12,979)	—	—	—	—	(12,979)	—	(12,979)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	5,782	—	—	—	—	—	5,782	—	5,782
Subscribed and paid shares	27	134,071	—	—	—	—	—	—	—	—	134,071	—	134,071
Income for the period 2013		—	—	—	—	—	—	—	243,334	—	243,334	—	243,334
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(167,418)	(167,418)	—	(167,418)
Balances as of June 30, 2013		1,849,351	32,256	181,511	23,777	(11,945)	(49)	16,379	243,334	(167,418)	2,167,196	1	2,167,197

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month ended June 30, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	June 2013	June 2012
		MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the period		243,334	228,125
Items that do not represent cash flows:
Depreciation and amortization	35	14,291	15,524
Impairment of intangible assets and property and equipment	35	9	130
Provision for loan losses	32	114,226	114,978
Provision of contingent loans	32	9,750	2,559
Fair value adjustment of financial assets held-for-trading		(915)	794
Income attributable to investments in other companies	14	(1,390)	(715)
Income from sales of assets received in lieu of payment	36	(2,549)	(3,966)
Net gain on sales of property and equipment		(167)	(95)
(Increase) decrease in other assets and liabilities		(65,780)	(5,281)
Charge-offs of assets received in lieu of payment	37	907	1,052
Other charges (credits) to income that do not represent cash flows		(2,426)	(831)
(Gain) loss from foreign exchange transactions of other assets and other liabilities		(52,486)	21,110
Net changes in interest and fee accruals		56,674	(2,733)
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		1,029,201	316,933
(Increase) decrease in loans to customers		(898,090)	(1,055,958)
(Increase) decrease in financial assets held-for-trading, net		(158,232)	(52,653)
(Increase) decrease in deferred taxes, net	17	6,775	2,166
(Increase) decrease in current account and other demand deposits		97,074	200,097
(Increase) decrease in payables from repurchase agreements and security lending		279,345	38,233
(Increase) decrease in savings accounts and time deposits		(37,250)	40,278
Proceeds from sale of assets received in lieu of payment		4,266	5,254
Total cash flows from operating activities		636,567	(134,999)
INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(301,612)	193,358
Purchases of property and equipment	16	(6,937)	(10,280)
Proceeds from sales of property and equipment		427	119
Purchases of intangible assets	15	(2,771)	(3,985)
Investments in other companies	14	—	(34)
Dividends received from investments in other companies	14	931	915
Total cash flows from investing activities		(309,962)	180,093
FINANCING ACTIVITIES:
Proceeds of mortgage finance bonds		—	—
Repayment of mortgage finance bonds		(11,026)	(14,149)
Proceeds from bond issuances	22	919,557	656,214
Redemption of bond issuances		(417,589)	(30,028)
Proceeds from subscription and payment of shares	27	134,071	—
Dividends paid	27	(343,455)	(296,802)
(Increase) decrease in borrowings from financial institutions		(104,085)	97,582
(Increase) decrease in other financial obligations		324	(29,022)
(Increase) decrease in borrowings from Central Bank of Chile		—	(22,793)
Payment of borrowings from Central Bank of Chile (long-term)		(6)	(32)
Long-term foreign borrowings		500,578	315,938
Payment of long-term foreign borrowings		(346,321)	(641,153)
Proceeds from other long-term borrowings		155	341
Payment of other long-term borrowings		(2,480)	(2,694)
Total cash flows from financing activities		329,723	33,402
TOTAL NET POSITIVE CASH FLOWS FOR THE PERIOD		656,328	78,496
Net effect of exchange rate changes on cash and cash equivalents		26,568	(21,753)
Cash and cash equivalents at beginning of year		1,236,324	1,429,908
Cash and cash equivalents at end of period	7	1,919,220	1,486,651

Supplemental disclosure of cash flow information:		2013	2012
Cash paid during the year for:		MCh$	MCh$
Interest received		825,169	781,250
Interest paid		(280,945)	(308,920)

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

1.                   Corporate information:

Banco de Chile is authorized to operate like a commercial bank since September 17, 1996, in conformity with the Article 25 of Law No. 19,396.  Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF”), Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”), Banco de Chile’s shares are also listed on the Latin American securities market of the Madrid Stock Exchange (“LATIBEX”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail.  Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, factoring, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Condensed Consolidated Financial Statements of Banco de Chile, for the period ended June 30, 2013 were approved for issuance in accordance with the directors on July 25, 2013.

2.                   Legal provisions, basis of preparation and other information:

(a)                                 Legal provisions:

The General Banking Law in its Article N° 15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards, and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants,  that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Legal provisions, basis of preparation and other information, continued:

(b)        Basis of preparation:

(b.1)            These Interim Condensed Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the Superintendency of Banks and Financial Institutions (SBIF).

(b.2)            The following table details the entities in which the Bank —directly or indirectly— owns a controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	June	December	June	December	June	December
Rut	Subsidiaries	Country	Currency	2013	2012	2013	2012	2013	2012
				%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,894,740-0	Banchile Factoring S.A. (*)	Chile	Ch$	99.75	99.75	0.25	0.25	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*) See note No. 41 of Subsequent events

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Legal provisions, basis of preparation and other information, continued:

(c)   Use of estimates and judgment:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts.  Details on the use of estimates and judgment and their effect on the amounts recognized in the Interim Condensed Consolidated Financial Statement are included in the following notes:

1.	Goodwill valuation (Note 15);
2.	Useful lives of property and equipment and intangible assets (Notes 15 y 16);
3.	Income taxes and deferred taxes (Note 17);
4.	Provisions (Note 24);
5.	Commitments and contingencies (Note 26);
6.	Provision for loan losses (Note 32);
7.	Impairment of other financial assets (Note 35);
8.	Fair value of financial assets and liabilities (Note 39).

During period 2013, the Bank has made a modification to the derivatives valuation model, this consist in the incorporation of “Counterparty Value Adjustment” (CVA) in the valuation of derivatives, to reflect the counterparty risk in determining the fair value. In accordance with IAS 8 “Accounting Policies: Changes in Accounting Estimates and Errors”, this modification has been treated as a change in accounting estimate and its effect recorded in earnings. The effect of this change involved a charge of income of Ch$7,821 million.

There have been no significant changes to estimates made during period 2013, except for the above.

(d)   Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Due to the nature of its business, the Bank and its subsidiaries’ activities do not have a cyclical or seasonal character. Accordingly, no specific details have been included on the notes to this Interim Condensed Consolidated Financial Statements with the information regarding the period of six month ended June 30, 2013.

(e)   Relative Importance:

When determining the information to present on the different items from the financial statements or other subjects, the Bank has considered the relative importance in relation to the Interim Condensed Consolidated financial statements of the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Legal provisions, basis of preparation and other information, continued:

(f)    Reclassifications:

During this period, the expense that, by their nature is directly related with credit cards was reclassified from “Other operational expenses” to “Expenses from fees and commissions”, in order to relate them better with the revenues from that product. The effect of this reclassification is the following:

	Balance as of June 30, 2012	Reclassification	Pro-forma Balance as of June 30, 2012
	MCh$	MCh$	MCh$

Expenses from fees and commissions	(32,361)	(11,968)	(44,329)
Other operational expenses	(27,961)	11,968	(15,993)

This reclassification does not affect any comply of covenants.

There are no other significant reclassifications at the ended period 2013, different to described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                   New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) but which have not come into effect as of June 30, 2013, and that it could affect the Bank according with Note 2 (a), as per the following detail:

IAS 32 Financial Instruments: Presentation

The amendments issued in December 2011, clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous.  The standard is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

According to current rules about netting force in Chile, this rule has no impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

IAS 36 Impairment assets

On May 29, 2013, the IASB issued amendments to IAS 36 respect to disclosures information related to recoverable amount of impaired assets, if this amount corresponded to fair value less disposal cost.  These modifications are related to IFRS 13: “Fair Value measurement”.

The amendments will be applied retrospectively to annual periods beginning in January 1, 2014.  Early adoption is permitted for the periods that the entity has applied IFRS 13.

The Bank and its subsidiaries are assessing the probably impact of this amendments in the consolidated financial statements.

IAS 39 Financial Instruments: Recognition and Measurement

On June 27, 2013 the IASB issue amendments to IAS 39 related to continuing hedge accounting after novation.  This amendment provides an exception to the requirement to discontinue hedge accounting in situations where over-the-counter (OTC) derivatives designated in hedging relationships are directly or indirectly, novated to a central counterparty (CCP) as a consequence of laws or regulations, or the introduction of laws or regulations.

The effective date for annual periods beginning on or after January 1, 2014.  Early adoption is permitted.

The Bank and its subsidiaries are assessing the probably impact of this amendments in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.         New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments: Financial liabilities

In October, 2010, the IASB published the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Most of the added requirements were carried forward unchanged from IAS 39.  However, the requirements related to the fair value option for financial liabilities were changed to address the issue of own credit risk in response to consistent feedback from users of financial statements and others that the effects of changes in a liability’s credit risk ought not to affect profit or loss unless the liability is held for trading.

The mandatory effective date for annual periods beginning on or after January 1, 2015.

IFRS 9 Financial Instruments: Recognition and Measurement

In November 2009, the IASB issued IFRS 9, “Financial Instruments,” the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for classifying and measuring financial assets that are in the scope of the application of IAS 39.  This new regulation requires that all financial assets be classified in function of the entity’s business model for the management of financial assets and of the characteristics of the contractual cash flows of financial assets.  A financial asset shall be measured at amortized cost if two criteria are fulfilled: (a) the objective of the business model is to maintain a financial asset to receive contractual cash flows, and (b) contractual cash flows represent principal and interest payments.  Should a financial asset not comply with the aforementioned conditions, it will be measured at fair value.  In addition, this standard allows a financial asset that fulfills the criteria to be valued at amortized cost to be designated at fair value with changes in income under the fair value option, as long as this significantly reduces or eliminates an accounting asymmetry.  Likewise, IFRS 9 eliminates the requirement of separating embedded derivatives from the host financial assets.  Therefore, it requires that a hybrid contract be classified entirely in amortized cost or fair value.

IFRS 9 requires, mandatory and prospective way, that the entity makes reclassifications of financial assets when the entity modifies the business model.

Under IFRS 9, all equity investments of are measured at fair value. However, the Management has the option of present the changes of fair value in the item “Other Comprehensive Income” in equity. This accounting treatment is available for the initial recognition of an instruments and it is irrevocable. The unrealized income (loss) recognized in “Other Comprehensive Income”, derived from the changes of fair value, and must be not included in income statements.

IFRS 9 is effective for annual periods commencing as of January 1, 2015, and allows adoption prior to that date.  IFRS 9 must be applied retroactively, however if it is adopted before January 1, 2012, there is no need to reformulate comparative periods.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the consolidated financial statements, however, that impact will depend on the assets maintained by the institution as of the adoption date.  It is not practicable to quantify the effect on the issuance of these consolidated financial statements.  To date, neither of these standards has been approved by the Superintendency of Banks, event that is required for their application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements, continued:

IFRS 10 Consolidated Financial Statement, IFRS 12 Disclosure of Interests in Other Entities and IAS 27 Separate Financial Statements

The Amendments to IFRS 10, IFRS 12 and IAS 27 incorporate a definition of an investment entity and also introduce an exception to consolidate certain subsidiaries owned investment entities.  These amendments require an entity to measure investment considered its investments in subsidiaries at fair value through profit or loss in accordance with IFRS 9 instead of consolidating such subsidiaries.

Amendments also introduce new disclosure requirements related to investment entities IFRS 12 and IAS 27.

If an entity applies these amendments but not applies IFRS 9 yet, any reference in this document to IFRS 9 must be interpreted as a reference to IAS 39 Financial Instruments: Recognition and Measurement.

The standard is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

On March 19, 2013 the Superintendency of Banks issued a Circular No. 3,548 that modified the following:

(a)         The instructions relative to the presentation of Statements of Income for matching the names used in the Compendium of Accounting Standards issued by the Chilean Superintendency of Banks with last modifications of IAS 1.

The expressions: “Statement of Income” and “Statement of Comprehensive Income” must be replaced by “Statement of Income for the Period” and “Statement of Other Comprehensive Income for the Period” respectively.

(b)         Accurate presentation of income (loss) that originate in the case of sale portfolio loans, stipulated that the net income (loss) for sale portfolio loans classified in the item “Net financial operating income”, corresponds to differences between the cash perceived (or fair value of the instruments that are received as consideration) and the value net of provisions of the transferred assets, registered at the sale date.

Before this regulatory change, the net income (loss) of sale portfolio loans, corresponded to differences between the cash perceived (or fair value of the instruments that are received as consideration) and the gross value of transferred assets, proceeding after to release of the established provisions for that loans, being this last effect recognized in the item “Provisions for loan losses” of the Income Statements of the Periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.                   Changes in Accounting Policies and Disclosures:

During the period ended June 30, 2013, there have not been significant accounting changes that affect the presentation of consolidated financial statements.

5.                   Relevant Events:

(a)         On January 04, 2013 Banco de Chile has concluded the execution process of the insurance agreements between Banco de Chile and its subsidiary Banchile Corredores de Seguros Limitada, with Banchile Seguros de Vida S.A., which were entered into through private instruments dated on December 28, 2012, which are:

(1)         Brokerage Agreement entered into by the affiliate Banchile Corredores de Seguros Limitada and the related company Banchile Seguros de Vida S.A.

(2)         Agreements entered into by Banco de Chile and Banchile Seguros de Vida S.A.:

i)                      Collection and Data Administration Agreement.

ii)                   Use Agreement for Distribution Channels.

iii)                Banchile’s Trademark License Agreement.

iv)               Credit Life Insurance Agreement.

(3)    Framework agreement for Insurance Banking, entered into by Banco de Chile, Banchile Corredores de Seguros Limitada and Banchile Seguros de Vida S.A.

All of the agreements have a duration of 3 years effective from January 1, 2013, excluding those insurances, as applicable, that are related to loan mortgages subject to public bid in accordance with article 40 of DFL No. 251 of 1931.

It is worth noting that Banchile Seguros de Vida S.A. is a related party to Banco de Chile in accordance with Article 146 of the Chilean Corporations Law. In turn, Banchile Corredores de Seguros Limitada is a subsidiary of Banco de Chile, incorporated pursuant to Article 70 letter a) of the Chilean Banking Act.

(b)         On January 17, 2013 the Central Bank of Chile, in session No.1730-02-130117 held on that day, agreed and determined, in accordance with article 30 letter b) of Law No. 19,396, the selling price of the subscription options pertaining the 1,279,502,316 (Banco de Chile-T series) cash shares issued by Banco de Chile as agreed during the Extraordinary Shareholders Meeting held on October  17, 2012. Those shares are owned by Sociedad Administradora de la Obligación Subordinada SAOS S.A. and are pledged as collateral to the Chilean Central Bank.

The above referred subscription options shall be preferentially offered to shareholders of series A, B and D of Sociedad Matriz del Banco de Chile S.A. during the so called “Special Preferential Rights Offering Period” which will begin running on January 19, 2013, and shall be elapsed on February 17, 2013.

In accordance with the above referred resolution of the Council of the Central Bank of Chile, the price of each option shall be as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                            Relevant Events, continued:

“The price of the subscription option, hereinafter the “Option Price”, shall correspond to the higher value between Ch$0.1 and the value resulting from the difference obtained after multiplying 0.9752 over the average stock trading price of Banco de Chile´s shares registered in local stock exchanges during the three business trading days preceding the date in which the corresponding option is acquired, hereinafter the “Weighted Average Share Price” (“Precio Promedio Ponderado de la Acción”), and Ch$62.0920.

For these purposes, the “Weighted Average Share Price” was determined, for each day, in accordance to the weighted average price of Banco de Chile´s shares traded during the three business trading days preceding the date in which the corresponding option is acquired, having in mind that the value corresponding to the Weighted Average Price, in relation to the beginning of the Special Preferential Rights Offering Period shall be of Ch$71.4. This value considers the resulting prices from the Ordinary Preferential Rights Offering Period referred to in letter a) of article 30 of Law N°19.396, so that, initially, the Option Price shall correspond to Ch$7.5 per each Banco de Chile´s share, and subsequently, he Option Price shall be determined pursuant to the Weighted Average Share Price, as explained before.

In any event, and for the purposes of selling the subscription options, the Option Price shall corresponded to Ch$7.5 for each Banco de Chile´s share, as long as the Weighted Average Share Price, determined as described before, does not exceed Ch$76.9 nor be less than Ch$71.3.

The Option Price that is determined in accordance with the aforementioned shall be paid up front pursuant to the conditions set forth by Banco de Chile for purposes of the Bank’s capital increase and its calculation procedure shall also be governed by the term established in the final paragraph of letter b) of article 30 of the Law No. 19,396, in accordance to the conditions established by the same legal provision”.

In addition, the Central Bank of Chile resolved that Sociedad Administradora de la Obligación Subordinada SAOS S.A. shall preferentially offer the options to the mentioned shareholders at the price singularized before. The price was notified by Sociedad Administradora de la Obligación Subordinada SAOS S.A. to the Central Bank of Chile and also be informed to interested persons at the beginning of each day of the “Special Preferential Rights Offering Period”.

(c)          On January 24, 2013 in the Ordinary Meeting No. BCH 2,769, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on the 21th of March, 2013 with the objective of proposing, among other matters, the distribution of the Dividend number 201 of Ch$3.41625263165 per every of the 88.037.813.511 “Banco de Chile” shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending the 31st of December, 2012, corresponding to 70% of such income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                            Relevant Events, continued:

In the Ordinary and Extraordinary Banco de Chile’s meetings held on March 21, 2013 it was agreed to comply the previous agreements.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other things, the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2012, through the issuance of fully paid-in shares, of no par value, with a value of Ch$71.97 per “Banco de Chile “share which will be distributed among the shareholders in the proportion of  0.02034331347 shares for each “Banco de Chile” share, and to adopt the agreements that are necessary in this regard, subject to the exercise of the options established in article 31 of  Law 19,396.

(d)         On March 21, 2013 Banco de Chile informed that the Ordinary Shareholders Meeting of the Bank held today, agreed to definitely appoint Mr. Francisco Aristeguieta Silva as Director of the Bank, position that he will hold until the next renewal of the Board.

(e)          On March 26, 2013 the Central Bank of Chile communicated to Banco de Chile that in the Extraordinary Session, No. 1742E, held today, the Board of the Central Bank of Chile resolved to request its corresponding surplus, from the fiscal year ended on December 31, 2012, including the proportional part of the profits agreed upon capitalization, be paid in cash currency.

(f)           On March 27, 2013 Mr. Guillermo Luksic Craig. died, an important member of our Board since 2001 and member of controlling group of our Bank.

(g)          According to Note 27 (a) during April concluded the process of subscription and payment of shares of increase capital authorized in the Extraordinary Shareholders Meeting held on October 17, 2012.

(h)         On April 11, 2013 in Extraordinary Meeting appointed to Mr. Jean-Paul Luksic Fontbona like Director, until the next Ordinary Shareholders Meeting, replacing to Mr. Guillermo Luksic Craig.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                            Relevant Events, continued:

(i)             On May 13, 2013 and regarding the capitalization of 30% of the distributable net income obtained during the fiscal year ending as of December 31, 2012, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders Meeting held on the March 21, 2013, it is informed the following information:

a)             In the Extraordinary Shareholders Meeting mentioned above, it was agreed to increase the Bank´s capital in the amount of Ch$86,201,422,505 through the issuance of 1,197,741,038 fully paid-in shares, of no par value, payable under the distributable net income for the year 2012 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The Chilean Superintendency of Banks and Financial Institutions approved the amendment of the bylaws, through resolution No. 126 dated April 30, 2013, which was registered on page 34,465, No. 23,083 of the register of the Chamber of Commerce of Santiago for the year 2013, and was published at “Diario Oficial” on May 8, 2013.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with No. 2/2013, on May 10, 2013.

b)             The Board of Directors of Banco de Chile, at the meeting No. 2,775, dated May 09, 2013, set May 30, 2013, as the date for issuance and distribution of the fully paid in shares.

c)              The shareholders are entitled to receive the new shares, at a ratio of 0.02034331347 fully in paid shares for each Banco de Chile share, shall be those registered in the Register of Shareholders on May 24, 2013.

d)             In accordance to the first transitory article of the Bank’s bylaws, Banco de Chile-T shares issued as a consequence of the capital increase agreed on the Extraordinary Shareholders Meeting held on October 17, 2012, do not allow their holders to receive dividends or fully paid-in shares in respect to Banco de Chile’s net distributable earnings for fiscal year 2012.  Once any dividends and/or fully paid-in shares are distributed, the Banco de Chile-T series shares automatically convert to Banco de Chile ordinary shares.

e)              The titles were duly assigned to each shareholder. The Bank only print the titles for those shareholders who request it in writing at the Shareholders Department of Banco de Chile.

f)               As a consequence of the issuance of the fully in paid shares, the capital of the Bank will be divided in 93,175,043,991 nominative shares, without par value, completely subscribed and paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                   Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

• Banchile Trade Services Limited
• Banchile Administradora General de Fondos S.A.
• Banchile Asesoría Financiera S.A.
• Banchile Corredores de Seguros Ltda.
• Banchile Factoring S.A.
• Banchile Corredores de Bolsa S.A.
• Banchile Securitizadora S.A.
• Socofin S.A.
• Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.  The accounting policies used to prepare the Bank’s operating segment information are similar as those described in “Summary of Significant Accounting Principles”.  The Bank obtains the majority of its income from: interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually.  Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and additionally applies the following criteria:

•                                The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third parties that exceed 10% or more of its total income during the six-month period ended June 30, 2013 and 2012.

Transfer pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

The following table presents the income by segment for the periods ended June 30, 2013 and 2012 for each of the segments defined above:

	Retail		Wholesale		Treasury (1)		Subsidiaries		Subtotal		Adjustment (*)		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	343,442	325,896	127,874	129,775	8,257	10,821	2,435	2,353	482,008	468,845	5,542	6,218	487,550	475,063
Net fees and commissions income (loss)	76,662	73,590	21,203	20,013	(293)	(219)	51,808	51,290	149,380	144,674	(5,486)	(5,070)	143,894	139,604
Other operating income	17,472	7,377	27,499	18,787	(5,022)	2,441	18,773	16,133	58,722	44,738	(6,886)	(7,465)	51,836	37,273
Total operating revenue	437,576	406,863	176,576	168,575	2,942	13,043	73,016	69,776	690,110	658,257	(6,830)	(6,317)	683,280	651,940

Provisions for loan losses	(100,846)	(92,053)	(3,439)	(5,684)	(61)	(91)	585	593	(103,761)	(97,235)	—	—	(103,761)	(97,235)
Depreciation and amortization	(10,141)	(10,467)	(2,770)	(3,651)	(499)	(659)	(881)	(747)	(14,291)	(15,524)	—	—	(14,291)	(15,524)
Other operating expenses	(188,080)	(185,819)	(53,653)	(57,731)	(2,952)	(2,858)	(47,604)	(44,265)	(292,289)	(290,673)	6,830	6,317	(285,459)	(284,356)
Income attributable to associates	875	557	427	121	45	6	244	190	1,591	874	—	—	1,591	874
Income before income taxes	139,384	119,081	117,141	101,630	(525)	9,441	25,360	25,547	281,360	255,699	—	—	281,360	255,699
Income taxes													(38,026)	(27,574)
Income after income taxes													243,334	228,125

(1)   The Treasury’s income of June 2013 considers effect of Counterparty Value Adjustment, equivalent to Ch$6,945 million, as outlined in Note 2(c).

The following table presents assets, liabilities and deferred tax (assets and liabilities) of the period ended June 30, 2013 and December 31, 2012 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Adjustment (*)		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	9,868,294	9,666,888	10,566,399	9,325,032	3,313,382	3,746,908	1,183,427	1,123,750	24,931,502	23,862,578	(650,985)	(731,339)	24,280,517	23,131,239
Current and deferred taxes													123,557	129,827
Total assets													24,404,074	23,261,066

Liabilities	7,526,074	7,548,472	9,337,662	8,978,963	5,018,734	4,495,605	978,920	908,796	22,861,390	21,931,836	(650,985)	(731,339)	22,210,405	21,200,497
Current and deferred taxes													26,472	53,510
Total liabilities													22,236,877	21,254,007

(*)This column corresponds to the elimination adjustment to conform to the interim condensed consolidated statements of comprehensive income and statements of financial position

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                   Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each period-end are detailed as follows:

	June 2013	December 2012
	MCh$	MCh$
Cash and due from banks:
Cash(*)	351,294	400,249
Current account with the Chilean Central Bank(*)	522,956	67,833
Deposits in other domestic banks	7,804	15,295
Deposits abroad	304,172	201,548
Subtotal - Cash and due from banks	1,186,226	684,925

Net transactions in the course of collection	337,255	237,393
Highly liquid financial instruments	386,343	304,886
Repurchase agreements	9,396	9,120
Total cash and cash equivalents	1,919,220	1,236,324

(*)    Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)                       Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 12 to 24 business hours, and are detailed as follows:

	June 2013	December 2012
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	177,694	249,019
Funds receivable	597,617	147,592
Subtotal transactions in the course of collection	775,311	396,611

Liabilities
Funds payable	(438,056)	(159,218)
Subtotal transactions in the course of payment	(438,056)	(159,218)
Net transactions in the course of collection	337,255	237,393

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.                   Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	June 2013	December 2012
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	83,833	25,585
Central Bank promissory notes	3,952	3,068
Other instruments issued by the Chilean Government and Central Bank	54,036	43,726

Other instruments issued in Chile

Mortgage bonds from domestic banks	16	22
Bonds from domestic banks	—	—
Deposits in domestic banks	152,368	87,093
Bonds issued in Chile	1,960	—
Other instruments issued in Chile	1,348	188

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	2,381	—
Other instruments issued abroad	—	—

Mutual fund investments:
Funds managed by related companies	89,027	33,042
Total	388,921	192,724

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$145,450 as of June 30, 2013 (MCh$86,863 as of December 31, 2012).

Agreements to repurchase have an average expiration of 9 days as of period-end (11 days in December 2012).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$45,677 as of June 30, 2013 (MCh$51,154 as of June 30, 2012), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                   Cash collateral on securities borrowed and reverse repurchase agreements:

(a)             The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of June 30, 2013 and December 31, 2012, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June 2013	December 2012	June 2013	December 2012	June 2013	December 2012	June 2013	December 2012	June 2013	December 2012	June 2013	December 2012	June 2013	December 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	669	—	—	—	—	—	—	—	—	—	—	—	669	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	672	582	—	—	—	—	—	—	—	—	—	—	672	582

Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—		—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	4,161	7,756	6,181	855	13,688	25,907	—	—	—	—	—	—	24,030	34,518

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	5,502	8,338	6,181	855	13,688	25,907	—	—	—	—	—	—	25,371	35,100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                           Cash collateral on securities lent and repurchase agreements, continued:

(b)                       The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate.  As of June 30, 2013 and December 31, 2012, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June 2013	December 2012	June 2013	December 2012	June 2013	December 2012	June 2013	December 2012	June 2013	December 2012	June 2013	December 2012	June 2013	December 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	253,282	—	—	—	—	—	—	—	—	—	—	—	253,282	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	239,563	219,526	2,758	1,603	36	—	—	—	—	—	—	—	242,357	221,129
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	173	5,267	—	—	—	—	—	—	—	—	—	—	173	5,267

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	493,018	224,793	2,758	1,603	36	—	—	—	—	—	—	—	495,812	226,396

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                            Receivables from Repurchase Agreements and Security Borrowing, continued:

(c)                        Securities given (purchases):

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or pledge in the absence of default by the owner. As of June 30, 2013, the Bank held securities with a fair value of Ch$24,396 million (Ch$34,865 million in December 2012) on such terms.  The Bank has an obligation to return the securities to its counterparties.

(d)                       Securities received (sales):

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of June 30, 2013 is Ch$496,263 million (Ch$266,395 million in December 2012). The counterparty is allowed to sell or pledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.            Derivative Instruments and Accounting Hedges:

(a)                       As of June 30, 2013 and 2012, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	Junio 2013	December 2012	Junio 2013	December 2012	Junio 2013	December 2012	Junio 2013	December 2012	Junio 2013	December 2012	Junio 2013	December 2012	Junio 2013	December 2012	Junio 2013	December 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	—	31,405	31,388	38,786	41,558	69,878	74,626	—	—	11,008	10,332
Interest rate swap	—	—	—	—	—	—	29,234	27,570	18,864	17,790	110,042	116,387	548	—	12,537	21,311
Total derivatives held for hedging purposes	—	—	—	—	—	—	60,639	58,958	57,650	59,348	179,920	191,013	548	—	23,545	31,643

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	149,203	151,913	—	—	—	—	58,722	55,382	337,585	14,083	129,457	78,861	4,709	22	2,677	2,055
Total Derivatives held as cash flow hedges	148,203	151,913	—	—	—	—	58,722	55,382	337,585	14,038	129,457	78,861	4,709	22	2,677	2,055

Derivatives held-for-trading purposes
Currency forward	3,945,866	4,231,746	1,750,873	2,519,046	4,380,121	3,260,326	285,670	191,364	64	2,458	53	65	111,375	70,166	114,793	81,790
Cross currency swap	149,983	69,220	272,754	199,338	1,557,187	1,034,040	1,407,453	1,721,408	896,285	719,073	1,195,873	1,026,518	172,680	177,403	200,329	166,182
Interest rate swap	437,042	353,133	1,147,765	905,870	3,450,416	3,298,276	4,016,965	3,540,462	2,255,084	1,505,936	2,149,921	1,650,103	74,871	81,093	86,694	97,870
Call currency options	12,958	30,306	25,115	20,938	78,175	46,686	13,727	4,795	—	—	—	—	3,017	472	2,335	395
Put currency options	9,796	26,009	20,896	15,288	41,299	25,980	763	—	—	—	—	—	217	341	789	387
Others	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total derivatives of negotiation	4,555,645	4,710,414	3,217,403	3,660,480	9,507,198	7,665,308	5,724,578	5,458,029	3,151,433	2,227,467	3,345,847	2,676,686	362,160	329,475	404,940	346,624

Total	4,704,848	4,862,327	3,217,403	3,660,480	9,507,198	7,665,308	5,843,939	5,572,369	3,546,668	2,300,898	3,655,224	2,946,560	367,417	329,497	431,162	380,322

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(b)                       Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates.  The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of June 30, 2013 and December 31, 2012:

	June	December
	2013	2012
	MCh$	MCh$
Hedged element
Commercial loans	140,069	147,572
Corporate bonds	158,140	161,747
Total	298,209	309,319

Hedge instrument
Cross currency swap	140,069	147,572
Interest rate swap	158,140	161,747
Total	298,209	309,319

(c)                        Cash flow Hedges:

(c.1)             The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of bonds issued abroad in Mexican pesos to rate TIIE (Interbank Interest Rate Balance) plus 0.6 percentage points, Hong Kong dollars, Peruvian nuevo sol and Swiss franc. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.          Derivative Instruments and Accounting Hedges, continued:

(c.2)             Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	As of June 30, 2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Outflows
Hedged item (Corporate bonds MXN)	(224)	(448)	(2,238)	(60,736)	—	—	(63,646)
Hedged item (Corporate bonds HKD)	—	(3,337)	(1,482)	(9,654)	(9,675)	(170,303)	(194,451)
Hedged item (Corporate bonds PEN)	—	—	(1,107)	(2,215)	(15,366)	—	(18,688)
Hedged item (Corporate bonds CHF)	—	—	(3,741)	(10,487)	(327,937)	—	(342,165)

Inflows
Hedged Instrument (Cross currency swap MXN leg)	224	448	2,238	60,736	—	—	63,646
Hedged Instrument (Cross currency swap HKD leg)	—	3,337	1,482	9,654	9,675	170,303	194,451
Hedged Instrument (Cross currency swap PEN leg)	—	—	1,107	2,215	15,366	—	18,688
Hedged Instrument (Cross currency swap CHF leg)	—	—	3,741	10,487	327,937	—	342,165

Net cash flows	—	—	—	—	—	—	—

	As of December 31, 2012
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Outflows
Hedged item (Corporate bonds MXN)	(235)	(470)	(2,348)	(58,199)	—	—	(61,252)
Hedged item (Corporate bonds HKD)	—	—	(3,149)	(6,309)	(6,332)	(110,408)	(126,198)
Hedged item (Corporate bonds PEN)	—	—	(1,138)	(2,276)	(16,358)	—	(19,772)

Inflows
Hedged Instrument (Cross currency swap MXN leg)	235	470	2,348	58,199	—	—	61,252
Hedged Instrument (Cross currency swap HKD leg)	—	—	3,149	6,309	6,332	110,408	126,198
Hedged Instrument (Cross currency swap PEN leg)	—	—	1,138	2,276	16,358	—	19,772

Net cash flows	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

(c.2)        Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	As of June 30, 2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Inflows
Hedged item (Cash flows CLF)	—	2,413	10,255	87,270	349,547	156,835	606,320

Outflows
Hedged Instrument (Cross currency swap CLF/MXN leg)	—	—	(1,645)	(59,384)	—	—	(61,029)
Hedged Instrument (Cross currency swap CLF/HKD leg)	—	(2,413)	(1,431)	(8,354)	(8,364)	(156,835)	(177,397)
Hedged Instrument (Cross currency swap CLF/PEN leg)	—	—	(441)	(882)	(14,607)	—	(15,930)
Hedged Instrument (Cross currency swap CLF/CHF leg)	—	—	(6,738)	(18,650)	(326,576)	—	(351,964)

Net cash flows	—	—	—	—	—	—	—

	As of December 31, 2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Inflows
Hedged item (Cash flows CLF)	—	—	4,496	66,537	20,317	106,869	198,219

Outflows
Hedged Instrument (Cross currency swap CLF/MXN leg)	—	—	(1,644)	(60,173)	—	—	(61,817)
Hedged Instrument (Cross currency swap CLF/HKD leg)	—	—	(2,411)	(5,482)	(5,498)	(106,869)	(120,260)
Hedged Instrument (Cross currency swap CLF/PEN leg)	—	—	(441)	(882)	(14,819)	—	(16,142)

Net cash flows	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.          Derivative Instruments and Accounting Hedges, continued:

Respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)              The accumulated amount of unrealized gain for the period 2013 was Ch$16,224 million (Ch$901 credit to equity as of June 30, 2012) generated from hedging instruments, which has been recorded in equity. The accumulated net effect for deferred taxes as of June 30, 2013 was Ch$12,979 million (Ch$741 credit to equity as of June 30, 2012).

The accumulated amount for this concept (net of deferred taxes) as of June 30, 2013 correspond to a charge to equity amounted Ch$11,945 million (credit to equity of Ch$1,034 million as of December 31, 2012)

(c.4)              The net effect in income of derivatives cash flow hedges amount to Ch$21,164 millions in 2013 (Ch$658 credit to equity as of June 30, 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.            Loans and advances to Banks:

(a)                       Amounts are detailed as follows:

	June 2013	December 2012
	MCh$	MCh$
Domestic Banks
Interbank loans	—	14,309
Others credits with domestic banks	—	—
Provisions for loans to domestic banks	—	(5)
Subtotal	—	14,304

Foreign Banks
Loans to banks	217,803	146,980
Overdrafts in current accounts	—	—
Credit with domestic companies	69,181	67,787
Credits with third countries	27,900	14,509
Other credits with foreign banks	—	—
Provisions for loans to foreign banks	(1,343)	(954)
Subtotal	313,541	228,322

Central Bank of Chile
Non-available Central Bank deposits	—	1,100,000
Other Central Bank credits	—	696
Subtotal	—	1,100,696
Total	313,541	1,343,322

(b)                       Provisions for loans to banks are detailed below:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2012	5	1,001	1,006
Charge-offs	—	—	—
Provisions established	36	225	261
Provisions released	—	—	—
Balance as of June 30, 2012	41	1,226	1,267
Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	(36)	(272)	(308)
Balance as of December 31, 2012	5	954	959
Charge-offs	—	—	—
Provisions established	—	389	389
Provisions released	(5)	—	(5)
Balance as of June 30, 2013	—	1,343	1,343

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.            Loans to Customers, net:

(a)                       Loans to Customers:

As of June 30, 2013 and December 31, 2012, the composition of the portfolio of loans is the following:

	As of June 30, 2013
	Assets before allowance			Allowances established
	Normal Portfolio	Impaired Loans	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	8,618,145	243,254	8,861,399	(77,881)	(77,020)	(154,901)	8,706,498
Foreign trade loans	1,242,849	96,756	1,339,605	(59,355)	(560)	(59,915)	1,279,690
Current account debtors	224,963	1,870	226,833	(3,561)	(2,747)	(6,308)	220,525
Factoring transactions	536,115	6,153	542,268	(8,945)	(514)	(9,459)	532,809
Commercial lease transactions(1)	1,118,924	29,517	1,148,441	(4,928)	(9,258)	(14,186)	1,134,255
Other loans and accounts receivable	39,120	5,418	44,538	(1,062)	(2,420)	(3,482)	41,056
Subtotal	11,780,116	382,968	12,163,084	(155,732)	(92,519)	(248,251)	11,914,833
Mortgage loans
Mortgage bonds	91,210	6,012	97,222	—	(601)	(601)	96,621
Transferable mortgage loans	134,974	3,209	138,183	—	(497)	(497)	137,686
Other residential real estate mortgage loans	4,149,256	52,612	4,201,868	—	(14,999)	(14,999)	4,186,869
Credits from ANAP	25	—	25	—	—	—	25
Residential lease transactions(1)	—	—	—	—	—	—	—
Other loans and accounts receivable	62	285	347	—	—	—	347
Subtotal	4,375,527	62,118	4,437,645	—	(16,097)	(16,097)	4,421,548
Consumer loans
Consumer loans in installments	1,817,852	144,549	1,962,401	—	(128,733)	(128,733)	1,833,668
Current account debtors	227,901	9,794	237,695	—	(8,045)	(8,045)	229,650
Credit card debtors	672,223	24,867	697,090	—	(32,921)	(32,921)	664,169
Consumer lease transactions(1)	—	—	—	—	—	—	—
Other loans and accounts receivable	156	7	163	—	(404)	(404)	(241)
Subtotal	2,718,132	179,217	2,897,349	—	(170,103)	(170,103)	2,727,246
Total	18,873,775	624,303	19,498,078	(155,732)	(278,719)	(434,451)	19,063,627

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers net, continued:

(a)                       Loans to Customers, continued:

	As of December 31, 2012
	Assets before allowances			Allowances established
	Normal Portfolio	Substandard Loans	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	8,294,819	246,355	8,541,174	(93,583)	(67,746)	(161,329)	8,379,845
Foreign trade loans	1,149,923	91,032	1,240,955	(55,216)	(491)	(55,707)	1,185,248
Current account debtors	187,246	2,153	189,399	(2,418)	(2,504)	(4,922)	184,477
Factoring transactions	597,266	8,871	606,137	(9,535)	(556)	(10,091)	596,046
Commercial lease transactions (1)	1,084,877	28,395	1,113,272	(3,528)	(9,136)	(12,664)	1,100,608
Other loans and accounts receivable	35,736	4,911	40,647	(621)	(1,974)	(2,595)	38,052
Subtotal	11,349,867	381,717	11,731,584	(164,901)	(82,407)	(247,308)	11,484,276
Mortgage loans
Mortgage bonds	103,241	5,974	109,215	—	(724)	(724)	108,491
Transferable mortgage loans	148,243	2,963	151,206	—	(527)	(527)	150,679
Other residential real estate mortgage loans	3,897,642	40,124	3,937,766	—	(14,829)	(14,829)	3,922,937
Credits from ANAP	27	—	27	—	—	—	27
Residential lease transactions(1)	—	—	—	—	—	—	—
Other loans and accounts receivable	113	340	453	—	—	—	453
Subtotal	4,149,266	49,401	4,198,667	—	(16,080)	(16,080)	4,182,587
Consumer loans
Consumer loans in installments	1,761,070	145,203	1,906,273	—	(124,886)	(124,886)	1,781,387
Current account debtors	235,122	9,944	245,066	—	(6,950)	(6,950)	238,116
Credit card debtors	654,976	25,010	679,986	—	(31,996)	(31,996)	647,990
Consumer lease transactions (1)	—	—	—	—	—	—	—
Other loans and accounts receivable	183	6	189	—	(215)	(215)	(26)
Subtotal	2,651,351	180,163	2,831,514	—	(164,047)	(164,047)	2,667,467
Total	18,150,484	611,281	18,761,765	(164,901)	(262,534)	(427,435)	18,334,330

(1)    In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of June 30, 2013, MCh$466,404 (MCh$451,647 as of December 31, 2012) correspond to finance leases for real estate and MCh$682,037 (MCh$661,625 as of December 31, 2012), correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers, continued:

(b)                       Allowances for loan losses:

Movements in allowances for loan losses during periods 2013 and 2012 are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2012	160,377	224,113	384,490
Charge-offs:
Commercial loans	(3,870)	(17,792)	(21,662)
Mortgage loans	—	(2.218)	(2,218)
Consumer loans	—	(67,207)	(67,207)
Total charge-offs	(3,870)	(87,217)	(91,087)
Allowances established	6,775	107,942	114,717
Allowances released	—	—	—
Balance as of June 30, 2012	163,282	244,838	408,120
Charge-offs:
Commercial loans	(5,274)	(16,228)	(21,502)
Mortgage loans	—	(2,035)	(2,035)
Consumer loans	—	(68,109)	(68,109)
Total charge-offs	(5,274)	(86,372)	(91,646)
Allowances established	6,893	104,068	110,961
Allowances released	—	—	—
Balance as of December 31, 2012	164,901	262,534	427,435
Charge-offs:
Commercial loans	(3,387)	(13,181)	(16,568)
Mortgage loans	—	(1,422)	(1,422)
Consumer loans	—	(76,281)	(76,281)
Total charge-offs	(3,387)	(90,884)	(94,271)
Debt swap	(12,555)	—	(12,555)
Allowances established	6,773	107,069	113,842
Allowances released	—	—	—
Balance as of June 30, 2013	155,732	278,719	434,451

In addition to these allowances for loan losses, the Bank also establishes a country risk provisions to hedge foreign transactions and additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note 24).

Other Disclosures:

1.              As of June 30, 2013 and December 31, 2012, the Bank and its subsidiaries have made purchases and sales of loan portfolios.  The effect in income is no more than 5% of net income before taxes, as described in Note 12 (d).

2.              As of June 30, 2013 and December 31, 2012, the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers, continued:

(c)                                            Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable(*)
	June 2013	December 2012	June 2013	December 2012	June 2013	December 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	409,640	394,284	(52,010)	(50,643)	357,630	343,641
Due after 1 year but within 2 years	306,962	293,525	(37,025)	(36,615)	269,937	256,910
Due after 2 years but within 3 years	187,593	189,111	(23,670)	(23,440)	163,923	165,671
Due after 3 years but within 4 years	114,191	112,381	(15,974)	(15,766)	98,217	96,615
Due after 4 years but within 5 years	76,990	75,451	(11,815)	(11,339)	65,175	64,112
Due after 5 years	211,791	206,025	(27,207)	(25,733)	184,584	180,292
Total	1,307,167	1,270,777	(167,701)	(163,536)	1,139,466	1,107,241

(*)    The net balance receivable does not include past-due portfolio totaling MCh$8,975 as of June 30, 2013 (MCh$6,031 as of December 31, 2012).

The leasing contracts are related to real estate, industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 3 and 8 years.

(d)                       Sale or transfer of credits from the loans to customers:

During the period ended June 30, 2013 and 2012 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio, according the following:

As of June 30, 2013
Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$
44,965	(353)	45,280	668

As of June 30, 2012
Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$
68,631	(150)	68,631	150

(e)                        On June 27, 2013, it was proceeded to make a Debt Swap of impaired portfolio.  Representative promissory notes of credit were replaced by financial instruments (bonds), issued by the same debtor. The credit, at date of exchange, amounted MCh$13,952 with a provision for loan losses of MCh$12,556.  The financial instruments (bonds) received was classified like financial assets available-for-sale.

At date of exchange, it does not exist active market for this type of financial instrument, and so, there was not sufficient data available for measure its fair value in way dependable, then, it determined that fair value was equivalent to book value of credit exchanged.  For this transaction it was not recognized income effect.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.            Investment Securities:

As of June 30, 2013 and December 31, 2012, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	June 2013			December 2012
	Available- for-sale	Held to maturity	Total	Available- for -sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Chilean Government and Central Bank	232,166	—	232,166	110,569	—	110,569
Promissory notes issued by the Chilean Government and Central Bank	151,122	—	151,122	969	—	969
Other instruments	157,152	—	157,152	140,246	—	140,246

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	101,334	—	101,334	85,688	—	85,688
Bonds from domestic banks	202,060	—	202,060	116,100	—	116,100
Deposits from domestic banks	530,239	—	530,239	560,390	—	560,390
Bonds from other Chilean companies	28,505	—	28,505	32,281	—	32,281
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments	144,829	—	144,829	129,693	—	129,693

Instruments issued abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	66,360	—	66,360	88,504	—	88,504

Total	1,613,767	—	1,613,767	1,264,440	—	1,264,440

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                     Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions; totaling MCh$253,803 as of June 30, 2013 (the balance is null for 2012).  The agreements to repurchase have an average maturity of 8 days as of June 30, 2013.

In instruments issued by other Chilean institutions are included instruments sold by repurchase agreements to clients and financial institutions, totaling MCh$173 as of June 30, 2013 (Ch$5,267 million as of December 31, 2012).

In instruments issued abroad are included mainly bank bonds and shares.

As of June 30, 2013, the portfolio of financial assets available-for-sale includes a net unrealized gain of MCh$23,777, net of tax (net unrealized gain of MCh$17,995 as of December 31, 2012), recorded in other comprehensive income within equity.

During 2013 and 2012, there is no evidence of impairment of financial assets available-for-sale.

Realized gains and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as available-for-sale. In addition, any unrealized gain or loss previously recognized in equity for these investments is reversed and recorded in the Consolidated Statements of Comprehensive Income.

Gross profits and losses realized on the sale of available-for-sale investments as of June 30, 2013 and as of December 31, 2012 are shown in Note 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available-for-sale investments for the six-month period ended June 30, 2013 and June 30, 2012 are as follows:

	June	June
	2013	2012
	MCh$	MCh$

Unrealized gain (loss) arising during the period	13,593	10,135
Realized gain included in the consolidated statement of comprehensive income	(6,365)	511
Net gain (loss) on available-for-sale before income tax	7,228	10,646

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.                  Investments in Other Companies:

(a)                      This item includes investments in other companies for an amount of MCh$14,848 as of June 30, 2013 (MCh$13,933 as of December 31, 2012), which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		June	December	June	December	June	December	June	December
Company	Shareholder	2013	2012	2013	2012	2013	2012	2013	2012
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments valued at equity method
Servipag Ltda.	Banco de Chile	50.00	50.00	6,889	6,756	3,444	3,378	67	(34)
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	7,395	6,412	1,908	1,655	363	135
Redbanc S.A.	Banco de Chile	38.13	38.13	4,449	4,109	1,697	1,567	185	316
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	8,181	6,076	1,636	1,215	421	363
Transbank S.A.	Banco de Chile	26.16	26.16	5,813	6,306	1,520	1,649	160	123
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	4,453	4,337	668	651	37	44
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,217	1,129	609	564	44	(335)
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	1,737	1,609	579	536	47	45
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	1,956	1,711	525	459	66	58
Subtotal				42,090	38,445	12,586	11,674	1,390	715

Investments valued at cost(1)
Bolsa de Comercio de Santiago S.A.						1,646	1,646	201	159
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	—	—
Bolsa Electrónica de Chile S.A.						257	257	—	—
Cámara de Compensación						8	8	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						42	39	—	—
Subtotal						2,262	2,259	201	159
Total						14,848	13,933	1,591	874

(1)   Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.                   Investments in Other Companies, continued:

(b)                       The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2013 and 2012 is detailed as follows:

	2013	2012
	MCh$	MCh$

Balance as of January1,	13,933	15,418
Sale of investments	—	—
Acquisition of investments	—	34
Participation in net income	1,390	715
Dividends receivable	(189)	(261)
Dividends received	(931)	(915)
Payment of dividends	645	507
Balance as of June 30,	14,848	15,498

(c)                        During the six-month period ended June 30, 2013 and as of December 31, 2012 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                  Intangible Assets:

(a)             As of June 30, 2013 and December 31, 2012, intangible assets are detailed as follows:

	Years						Accumulated
	Useful Life		Remaining amortization		Gross balance		Amortization and Impairment		Net balance
	June	December	June	December	June	December	June	December	June	December
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Type of intangible asset:

Goodwill:
Investments in other companies	7	7	1	2	4,138	4,138	(3,310)	(3,000)	828	1,138
Other Intangible Assets:
Software or computer programs	6	6	2	3	84,842	82,736	(54,219)	(50,641)	30,623	32,095
Intangible assets arising from business combinations	7	7	1	2	1,740	1,740	(1,392)	(1,261)	348	479
Other intangible assets	—	—	—	—	437	612	(34)	(34)	403	578
Total					91,157	89,226	(58,955)	(54,936)	32,202	34,290

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets, continued:

(b)                       Movements in intangible assets during the six-month period ended June 30, 2013 and 2012 are as follows:

	Investments in other companies	Software or computer programs	Intangible assets arising from business combinations	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Gross Balance

Balance as of January 1, 2012	4,138	74,525	1,740	102	80,505
Acquisitions	—	3,983	—	2	3,985
Disposals/ write-downs	—	(333)	—	(64)	(397)
Balance as of June 30, 2012	4,138	78,175	1,740	40	84,093

Balance as of December 31, 2012	4,138	82,736	1,740	612	89,226

Balance as of January 1, 2013	4,138	82,736	1,740	612	89,226
Acquisitions	—	2,618	—	153	2,771
Disposals/ write-downs	—	(512)	—	(328)	(840)
Balance as of June 30, 2013	4,138	84,842	1,740	437	91,157

Accumulated Amortization and Impairment

Balance as of January 1, 2012	(2,379)	(41,538)	(1,000)	(71)	(44,988)
Amortization for the period(*)	(311)	(4,802)	(131)	(9)	(5,253)
Impairment loss(*)	—	—	—	—	—
Disposals/ write-downs	—	333	—	62	395
Balance as of June 30, 2012	(2,690)	(46,007)	(1,131)	(18)	(49,846)

Balance as of December 31, 2012	(3,000)	(50,641)	(1,261)	(34)	(54,936)

Balance as of January 1, 2013	(3,000)	(50,641)	(1,261)	(34)	(54,936)
Amortization for the period(*)	(310)	(4,090)	(131)	(12)	(4,543)
Impairment loss(*)	—	—	—	—	—
Disposals/ write-downs	—	512	—	12	524
Balance as of June 30, 2013	(3,310)	(54,219)	(1,392)	(34)	(58,955)

Net balance as of June 30, 2013	828	30,623	348	403	32,202

(*)                       See Note 35 Depreciation, amortization and impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets, continued:

(c)                        As of June 30, 2013 and December 31, 2012, the Bank has made the following commitments to purchase intangible assets, which have not been capitalized:

	Amount of Commitment
	June	December
Detail	2013	2012
	MCh$	MCh$

Software and licenses	8,700	6,681

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.            Property and equipment:

(a)                       As of June 30, 2013 and 2012, this account and its movements are detailed as follows:

	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Cost
Balance as of January 1, 2012	176,266	125,819	137,120	439,205
Additions	18	4,810	5,452	10,280
Disposals/write-downs	(453)	(1,146)	(1,378)	(2,977)
Transfers	—	—	—	—
Reclassifications	—	—	18	18
Total	175,831	129,483	141,212	446,526

Accumulated depreciation	(34,499)	(106,192)	(97,969)	(238,660)
Impairment loss(*)	—	—	(130)	(130)
Balance as of June 30, 2012	141,332	23,291	43,113	207,736

Balance as of December 31, 2012	176,152	132,026	144,637	452,815

Balance as of January 1, 2013	176,152	132,026	144,637	452,815
Additions	62	4,323	2,552	6,937
Disposals/write-downs	(364)	(102)	(471)	(937)
Transfers	—	—	—	—
Reclassifications	—	—	—	—
Total	175,850	136,247	146,718	458,815

Accumulated depreciation	(37,321)	(113,684)	(105,566)	(256,571)
Impairment loss(*)	—	—	(9)	(9)
Balance as of June 30, 2013	138,529	22,563	41,143	202,235

Accumulated Depreciation
Balance as of January 1, 2012	(33,503)	(103,034)	(94,799)	(231,336)
Reclassifications	—	—	—	—
Depreciation charges in the period (*)(**)	(1,449)	(4,303)	(4,329)	(10,081)
Sales and disposals in the period	453	1,145	1,159	2,757
Balance as of June 30, 2012	(34,499)	(106,192)	(97,969)	(238,660)

Balance as of December 31, 2012	(35,972)	(109,932)	(101,722)	(247,626)

Balance as of January 1, 2013	(35,972)	(109,932)	(101,722)	(247,626)
Reclassifications	—	(19)	19	—
Depreciation charges in the period (*)(**)	(1,477)	(3,835)	(4,246)	(9,558)
Sales and disposals in the period	128	102	383	613
Balance as of June 30, 2013	(37,321)	(113,684)	(105,566)	(256,571)

(*)        See Note 35 - Depreciation, Amortization and Impairment.

(**)  This amount does not include depreciation charges of the period for investments properties. This amount is included in item “Other Assets” for MCh$190 (MCh$190 as of June 30, 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.            Property and equipment, continued:

(b)                       As of June 30, 2013 and 2012, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

		June 2013
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	14,233	2,249	4,495	18,556	34,432	25,923	49,399	135,054

		June 2012
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	13,873	2,179	4,252	16,486	33,705	26,229	53,556	136,407

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s Interim Condensed Consolidated Statement of Financial Position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 5 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)                        As of June 30, 2013 and 2012, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of June 30, 2013 and as of December 31, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

As of each period end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws.  This provision is presented net of recoverable taxes, detailed as follows:

	June	December
	2013	2012
	MCh$	MCh$

Income taxes	28,601	61,876
Tax from previous periods	—	—
Tax on non-deductible expenses (tax rate 35%)	791	3,860
Less:
Monthly prepaid taxes (PPM)	(30,478)	(41,960)
Monthly prepaid taxes last year (PPM)	—	—
Credit for training expenses	(204)	(1,545)
Other	(3,057)	965
Total	(4,347)	23,196
Tax rate	20.00%	20.00%

	June	December
	2013	2012
	MCh$	MCh$

Current tax assets	4,608	2,684
Current tax liabilities	(261)	(25,880)
Total tax receivable (payable)	4,347	(23,196)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current Taxes and Deferred Taxes, continued:

(b)                       Income Tax:

The Bank’s tax expense recorded for the six-month period ended June 30, 2013 and 2012 as follows:

	June	June
	2013	2012
	MCh$	MCh$

Income tax expense:
Current year taxes	28,621	27,721
Tax from previous periods	56	(1,138)
Subtotal	28,677	26,583

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	8,567	(977)
Effect of changes in tax rate	—	1,267
Subtotal	8,567	290

Non deductible expenses (Art. 21 Income Tax Law)	791	705
Other	(9)	(4)
Net charge to income for income taxes	38,026	27,574

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(c)        Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of June 30, 2013 and 2012:

	June		June
	2013		2012
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	20.00	56,272	18.50	47,304
Additions or deductions	(5.74)	(16,155)	(7.22)	(18,452)
Non-deductible expenses	0.28	791	0.28	705
Tax from previous year	0.02	56	(0.45)	(1,138)
Effect of changes in tax rate(*)	—	—	0.50	1,267
Others	(1.04)	(2,938)	(0.83)	(2,112)
Effective rate and income tax expense	13.52	38,026	10.78	27,574

The effective rate for income tax for the period ended June 30, 2013 is 13.52% (10.78% in June 2012).

(*)    The Law No. 20,630 of September 27, 2012, changed permanently the tax rate of income tax calculated on net income before tax (first category) to 20.00%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(d)                        Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as
	of	Unrecognized			Balances
	December 31,	Temporary	Effect		as of
	2012	Differences	Income	Equity	June 30, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$

Debit Differences:
Allowances for loan losses	99,113	—	586	—	99,699
Obligations with agreements to repurchase	114	—	136	—	250
Leasing equipment	(3,718)	—	(7,710)	—	(11,428)
Personnel provisions	6,092	—	(1,874)	—	4,218
Staff vacation	4,058	—	233	—	4,291
Accrued interests and indexation adjustments from past due loans	2,123	—	(176)	—	1,947
Staff severance indemnities provisions	2,127	—	(6)	—	2,121
Other adjustments	17,234	—	617	—	17,851
Total debit differences	127,143	—	(8,194)	—	118,949

Credit Differences:
Investments with agreements to repurchase	125	—	139	—	264
Depreciation and price-level restatement of property and equipment	12,927	—	2,667	—	15,594
Adjustment for valuation of financial assets available-for-sale	4,499	—	—	1,445	5,944
Adjustment for cash flow hedge	258	—	—	(3,244)	(2,986)
Transitory assets	2,449	—	761	—	3,210
Adjustment for derivative instruments	378	—	(121)	—	257
Other adjustments	6,994	—	(3,073)	7	3,928
Total credit differences	27,630	—	373	(1,792)	26,211

Deferred tax assets (liabilities), net	99,513	—	(8,567)	1,792	92,738

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(d)                        Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income as of June 30, 2012 and December 31, 2012, are detailed as follows:

	Balances as				Balances				Balances
	of	Unrecognized			as of	Unrecognized			as of
	December	Temporary	Effect		June 30,	Temporary	Effect		December
	31, 2011	Differences	Income	Equity	2012	Differences	Income	Equity	31, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Debit Differences:
Allowances for loan losses	76,910	—	3,293	—	80,203	—	18,910	—	99,113
Obligations with agreements to repurchase	1,850	—	(1,850)	—	—	—	114	—	114
Leasing equipment	12,320	—	(4,982)	—	7,338	—	(11,056)	—	(3,718)
Personnel provisions	4,930	—	(1,081)	—	3,849	—	2,243	—	6,092
Staff vacation	3,637	—	(247)	—	3,390	—	668	—	4,058
Accrued interests and indexation adjustments from past due loans	1,573	—	304	—	1,877	—	246	—	2,123
Staff severance indemnities provisions	1,462	—	(11)	—	1,451	—	676	—	2,127
Other adjustments	13,600	119	1,812	—	15,531	—	1,703	—	17,234
Total debit differences	116,282	119	(2,762)	—	113,639	—	13,504	—	127,143

Credit Differences:
Investments with agreements to repurchase	2,111	—	(2,108)	—	3	—	122	—	125
Depreciation and price-level restatement of property and equipment	11,609	—	1,767	—	13,376	—	(449)	—	12,927
Adjustment for valuation of financial assets available-for-sale	(373)	—	—	1,840	1,467	—	—	3,032	4,499
Adjustment for cash flow hedge	(90)	—	—	160	70	—	—	188	258
Transitory assets	1,525	—	589	—	2,114	—	335	—	2,449
Adjustment for derivative instruments	2,057	—	(320)	—	1,737	—	(1,359)	—	378
Other adjustments	6,374	(5)	(2,400)	—	3,969	—	3,032	(7)	6,994
Total credit differences	23,213	(5)	(2,472)	2,000	22,736	—	1,681	3,213	27,630

Deferred tax assets (liabilities), net	93,069	124	(290)	(2,000)	90,903	—	11,823	(3,213)	99,513

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.          Other Assets:

(a)                       Item detail:

At the end of each period, other assets are detailed as follows:

	June	December
	2013	2012
	MCh$	MCh$

Assets held for leasing(*)	97,070	74,986

Assets received or awarded as payment(**)
Assets awarded in judicial sale	2,024	2,475
Assets received in lieu of payment	81	81
Provision for assets received in lieu of payment	(10)	(40)
Subtotal	2,095	2,516

Other Assets
Documents intermediated(***)	66,848	89,800
Other accounts and notes receivable	23,493	20,001
Guaranteed cash deposit	22,900	25,984
Investment properties	16,508	16,698
Prepaid expenses	12,128	4,156
VAT receivable	9,225	9,292
Commissions receivable	7,544	6,392
Recoverable income taxes	6,509	6,280
Accounts receivable for sale of assets received in lieu of payment	2,052	423
Transaction in progress	1,549	8,676
Rental guarantees	1,388	1,386
Materials and supplies	572	610
Recovered leased assets for sale	241	777
Others	26,929	28,901
Subtotal	197,886	219,376
Total	297,051	296,878

(*)                       These correspond to property and equipment to be given under a finance lease.

(**)                Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.0028% (0.0032% as of December 31, 2012) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are assets available-for-sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater.

(***)         This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                     Other Assets, continued:

(b)                       Movements in the provision for assets received in lieu of payment during the six-month period ended June 30, 2013 and 2012 are detailed as follows:

MCh$

Balance as of January 1, 2012	1,118
Provisions used	(132)
Provisions established	60
Provisions released	—
Balance as of June 30, 2012	1,046
Provisions established	(1,046)
Provisions released	40
Balance as of December 31, 2012	40
Provisions used	(35)
Provisions established	5
Provisions released	—
Balance as of June 30, 2013	10

19.            Current accounts and Other Demand Deposits:

At the end of each period, current accounts and other demand deposits are detailed as follows:

	June	December
	2013	2012
	MCh$	MCh$

Current accounts	4,500,454	4,495,134
Other demand deposits and accounts	382,674	599,320
Other demand deposits	684,478	376,517
Total	5,567,606	5,470,971

20.            Savings accounts and Time Deposits:

At the end of each period, savings accounts and time deposits are detailed as follows:

	June	December
	2013	2012
	MCh$	MCh$

Time deposits	9,338,866	9,370,063
Term savings accounts	180,673	179,465
Other term balances payable	45,333	63,422
Total	9,564,872	9,612,950

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.            Borrowings from Financial Institutions:

(a)         At the end of each period, borrowings from financial institutions are detailed as follows:

	June	December
	2013	2012
	MCh$	MCh$

Domestic banks
Banco Estado	200,056	—
Banco Monex	10,003	—
Subtotal	210,059	—

Foreign banks
Foreign trade financing
Citibank N.A.	120,373	107,249
Deutsche Bank	114,620	12,003
Wells Fargo Bank	94,049	131,763
Standard Chartered Bank	93,303	117,218
Bank of America N.T. & S.A.	92,373	189,501
Commerzbank A.G.	83,808	182,926
HSBC Bank	51,608	—
Sumitomo Banking	40,749	16,828
JP Morgan Chase Bank	25,491	24,003
Mercantil Commercebank N.A.	25,449	19,184
Toronto Dominion Bank	22,896	38,402
The Bank of New York Mellon	22,887	57,161
Zuercher Kantonalbank	20,379	14,401
Bank of China	1,050	828
Banco de Sabadell	—	337
Others	182	22
Borrowings and other obligations
Wells Fargo Bank	102,175	96,370
China Development Bank	31,802	35,996
Citibank N.A.	3,497	27,571
Standard Chartered Bank	—	36,084
Others	966	816
Subtotal	947,657	1,108,663

Chilean Central Bank	12	18

Total	1,157,728	1,108,681

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                     Borrowings from Financial Institutions, continued:

(b)         Domestic Banks Deposits

As of June 30, 2013 and the Bank has financial obligations with domestic banks institutions for an amount of MCh$210,059 (as of December 31, 2012 the Bank has not balances for this concept).

(c)          Foreign Banks Obligations

The maturities are as follows:

	June 2013	December 2012
	MCh$	MCh$

Up to 1 month	162,735	181,954
Over 1 month and up to 3 months	95,340	153,702
Over 3 months and up to 12 months	545,786	631,051
Over 1 year and up to 3 years	143,796	141,956
Over 3 years and up to 5 years	—	—
Over 5 years	—	—
Total	947,657	1,108,663

(d)         Chilean Central Bank Obligations

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	June 2013	December 2012
	MCh$	MCh$

Borrowings and other obligations	—	—
Total credit lines for the renegotiation of loans	12	18
Total	12	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.            Debt Issued:

At the end of each period, debt issued is detailed as follows:

	June	December
	2013	2012
	MCh$	MCh$

Mortgage bonds	99,095	115,196
Bonds	2,920,989	2,412,233
Subordinated bonds	743,862	746,504
Total	3,763,946	3,273,933

During the period ended as of June 30, 2013, Banco de Chile issued bonds by an amount of MCh$919,557, of which corresponds to Unsubordinated bonds and Subordinated Bonds by an amount of MCh$915,961 and MCh$3,596 respectively, according to the following details:

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUR1011	22,114	12 years	3.40	UF	01/08/2013	01/08/2025
BCHIUR1011	8,521	12 years	3.40	UF	01/09/2013	01/09/2025
BCHIUJ0811	1,572	8 years	3.20	UF	01/29/2013	01/29/2021
BCHIUZ1011	89,313	7 years	3.20	UF	01/31/2013	01/31/2020
BCHIAC1011	45,456	15 years	3.50	UF	02/28/2013	02/28/2028
BCHIAC1011	34,185	15 years	3.50	UF	03/26/2013	03/26/2028
BCHIUN1011	72,022	7 years	3.20	UF	04/08/2013	04/08/2020
HKD bond	45,883	10 years	3.23	HKD	04/22/2013	04/24/2023
CHF bond	107,534	5 years	1.13	CHF	04/26/2013	05/23/2018
CHF bond	26,883	5 years	1.13	CHF	05/07/2013	05/23/2018
CHF bond	120,976	3 years	0.76	CHF	06/11/2013	07/18/2016
CHF bond	67,209	4 years	1.13	CHF	06/28/2013	07/25/2017
Subtotal as of June 30, 2013	641,668
Short-term Bonds	274,293
Total as of June 30, 2013	915,961

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                     Debt Issued, continued:

Subordinated Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
UCHI-G1111	3,596	25 years	3.75	UF	01/25/2013	01/25/2038
Total as of June 30, 2012	3,596

During the year ended December 31, 2012, Banco de Chile issued bonds by an amount of Ch$1,233,985 million, of which correspond to unsubordinated bond and Subordinated Bonds by an amount of MCh$1,207,808 and MCh$26,177 respectively, according to the following details:

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUO0911	89,896	10 years	3.40	UF	02/15/2012	02/15/2022
BCHIUD0510	14,109	6 years	2.20	UF	02/16/2012	02/16/2018
BCHIUI0611	1,338	7 years	3.20	UF	03/05/2012	03/05/2019
BCHIUI0611	3,352	7 years	3.20	UF	03/07/2012	03/07/2019
BCHIUI0611	1,116	7 years	3.20	UF	03/23/2012	03/23/2019
BCHIUP1211	88,345	10 years	3.40	UF	04/04/2012	04/04/2022
BCHIUI0611	2,236	7 years	3.20	UF	04/17/2012	04/17/2019
BCHIUQ1011	27,343	11 years	3.40	UF	05/08/2012	05/08/2023
BCHIUQ1011	48,568	11 years	3.40	UF	05/11/2012	05/11/2023
BCHIUQ1011	12,449	11 years	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	46,428	11 years	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	20,552	11 years	3.40	UF	06/07/2012	06/07/2023
BCHIUT0112	66,850	12 years	3.40	UF	06/12/2012	06/12/2024
BCHIUR1011	33,295	12 years	3.40	UF	06/20/2012	06/20/2024
Subtotal as of June 30, 2012	455,877
BCHIUR1011	4,450	12 years	3.40	UF	07/30/2012	07/30/2024
BCHIUR1011	13,469	12 years	3.40	UF	09/14/2012	09/14/2024
BCHIUR1011	1,799	12 years	3.40	UF	09/24/2012	09/24/2024
BCHIUR1011	5,284	12 years	3.40	UF	09/25/2012	09/25/2024
BCHIUJ0811	1,334	8 years	3.20	UF	10/05/2012	10/05/2020
BCHIUJ0811	33,456	8 years	3.20	UF	10/10/2012	10/10/2020
BCHIUV1211	67,842	13 years	3.50	UF	10/10/2012	10/10/2025
BCHIUJ0811	1,566	8 years	3.20	UF	10/19/2012	10/19/2020
BCHIUJ0811	2,241	8 years	3.20	UF	10/22/2012	10/22/2020
BCHIAC1011	11,118	15 years	3.50	UF	10/22/2012	10/22/2027
BONO HKD	24,487	15 years	4.00	HKD	09/05/2012	09/05/2027
BONO HKD	54,374	15 years	4.00	HKD	11/07/2012	09/09/2027
BONO PEN	14,083	5 years	4.04	PEN	10/30/2012	10/30/2017
Subtotal as of December 31, 2012	691,380
Short-term Bonds	516,428
Total as of December 31, 2012	1,207,808

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                     Debt Issued, continued:

Subordinated Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
UCHI-G1111	13,191	25 years	3.75	UF	07/30/2012	07/30/2037
UCHI-G1111	1,099	25 years	3.75	UF	07/31/2012	07/31/2037
UCHI-G1111	1,782	25 years	3.75	UF	08/31/2012	08/31/2037
UCHI-G1111	10,105	25 years	3.75	UF	12/28/2012	12/28/2037
Total as of December 31, 2012	26,177

The Bank has not had breaches of capital, interest or other breaches with respect to its debts instruments as of June 30, 2013 and 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.                    Other Financial Obligations:

At the end of each period, other financial obligations are detailed as follows:

	June	December
	2013	2012
	MCh$	MCh$

Other Chilean obligations	106,863	106,537
Public sector obligations	53,390	55,586
Other abroad obligations	—	—
Total	160,253	162,123

24.                    Provisions:

(a)                       At the end of each period, provisions and accrued expenses are detailed as follows:

	June	December
	2013	2012
	MCh$	MCh$

Provision for minimum dividends	167,418	300,759
Provisions for Personnel benefits and payroll expenses	56,156	64,546
Provisions for contingent loan risks	46,335	36,585
Provisions for contingencies:
Additional loan provisions	97,757	97,757
Country risk provisions	4,867	3,107
Other provisions for contingencies	1,809	2,083
Total	374,342	504,837

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(b)                       The following table details the movements in provisions and accrued expenses during the six-month period ended June 30, 2013 and December 31, 2012:

	Minimum	Personnel benefits and	Contingent	Additional loan	Country risk provisions and other
	dividends	payroll	loan Risks	provisions	contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	259,501	60,634	35,334	95,486	6,983	457,938
Provisions established	143,791	28,283	2,559	—	5,746	180,379
Provisions used	(259,501)	(31,882)	—	—	(223)	(291,606)
Provisions released	—	(2,248)	—	—	—	(2,248)
Balances as of June 30, 2012	143,791	54,787	37,893	95,486	12,506	344,463
Provisions established	156,968	24,691	—	2,271	—	183,930
Provisions used	—	(14,932)	—	—	—	(14,932)
Provisions released	—	—	(1,308)	—	(7,316)	(8,624)
Balances as of December 31, 2012	300,759	64,546	36,585	97,757	5,190	504,837
Provisions established	167,418	24,704	9,867	—	1,983	203,972
Provisions used	(300,759)	(29,708)	—	—	(369)	(330,836)
Provisions released	—	(3,386)	(117)	—	(128)	(3,631)
Balances as of June 30, 2013	167,418	56,156	46,335	97,757	6,676	374,342

(c)                        Provisions for personnel benefits and payroll:

	June	December
	2013	2012
	MCh$	MCh$

Vacation accrual	21,454	20,842
Short-term personnel benefits	18,863	29,649
Pension plan- defined benefit plan	10,601	10,633
Other benefits	5,238	3,422
Total	56,156	64,546

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(d)                       Pension plan — Defined benefit plan:

(i) Movement in the defined benefit obligations are as follow:

	June	June
	2013	2012
	MCh$	MCh$

Opening defined benefit obligation	10,633	8,511
Increase in provisions	248	376
Benefit paid	(344)	(346)
Prepayments	—	—
Actuarial gains	64	—
Closing defined benefit obligation	10,601	8,541

(ii)                         Net benefits expenses:

	June	June
	2013	2012
	MCh$	MCh$

Current service cost	248	376
Interest cost of benefits obligations	468	482
Actuarial gains (losses)	(404)	(482)
Net benefit expenses	312	376

(iii)                      Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	June	December
	2013	2012
	%	%

Discount rate	5.50	5.50
Annual salary increase	5.19	5.08
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(e)                        Movements in provisions for incentive plans:

	June	June
	2013	2012
	MCh$	MCh$

Balances as of January 1,	29,649	28,827
Provisions established	13,886	15,978
Provisions used	(22,619)	(22,901)
Provisions release	(2,053)	(1,640)
Total	18,863	20,264

(f)                         Movements in vacations accruals:

	June	June
	2013	2012
	MCh$	MCh$

Balances as of January 1,	20,842	20,361
Provisions established	3,240	3,150
Provisions used	(2,384)	(2,408)
Provisions release	(244)	(185)
Total	21,454	20,918

(g)                        Employee share-based benefits provision:

As of June 30, 2013 and as of December 31, 2012, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of June 30, 2013 and as of December 31, 2012, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$46,335 million (Ch$36,585 million as of December 31, 2012).  See Note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.                    Other Liabilities:

At the end of each period, other liabilities are detailed as follows:

	June	December
	2013	2012
	MCh$	MCh$

Accounts and notes payable(*)	98,894	111,358
Unearned income	4,805	5,357
Dividends payable	903	883

Other liabilities
Documents intermediated(**)	99,980	132,651
Cobranding	27,921	23,066
VAT debit	11,557	11,689
Leasing deferred gains	5,477	5,900
Transactions in progress	1,066	5,080
Insurance payments	522	135
Others	5,503	4,947
Total	256,628	301,066

(*)             Comprises obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)      This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations.  Although these obligations are not recognized in the Interim Condensed Consolidated Statement of Financial Position, they contain credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	June	December
	2013	2012
	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	451,022	323,924
Confirmed foreign letters of credit	79,280	85,272
Issued letters of credit	187,693	138,714
Bank guarantees	1,552,886	1,437,312
Immediately available credit lines	5,640,315	5,481,235
Other commitments	643	122,997
Transactions on behalf of third parties
Collections	435,907	386,006
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	2,059	12,144
Other Financial assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	18,451	22,802
Other Financial assets acquired on its own behalf	—	—
Fiduciary activities
Securities held in safe custody in the Bank	7,059,247	6,237,859
Securities held in safe custody in other entities	4,571,067	4,483,567
Total	19,998,570	18,731,832

The prior information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                     Contingencies and Commitments, continued:

(b)                       Lawsuits and legal proceedings:

(b.1)            Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters.  Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial position, or liquidity.  As of June 30, 2013, the Bank has established provisions for this concept in the amount of MCh$206 (MCh$474 as of December 31, 2012), recorded within “Provisions” in the Interim Condensed Consolidated Statement of Financial Position. The following table presents estimated date of completion of the respective litigation:

	June 30, 2013
	2013	2014	2015	2016	2017	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	30	5	5	163	3	206

(b.2)            Contingencies for significant lawsuits:

As of June 30, 2013 and as of December 31, 2012 the Bank is not part to any significant lawsuits that affect or may affect these consolidated financial statements.

(c)              Guarantees granted:

i.                              In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article 226 and subsequent Articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,435,500, maturing January 9, 2014 (UF 2,442,000, maturing on January 4, 2013 as of December 31, 2012).

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$61,493 million as of June 30, 2013 (Ch$118,734 million as of December 31, 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                     Contingencies and Commitments, continued:

(c)                        Guarantees granted, continued:

The details of guarantees are as follow:

	June	Guarantees	December	Guarantees
Fund	2013	Number	2012	Number
	MCh$		MCh$
Mutual fund Banca Americana Voltarget	11,429	330684-5	11,878	336723-1
Mutual fund Chile Bursatil	5,050	006034-3	—	—
Mutual fund Estrategia Commodities	—	—	6,302	336721-5
Mutual fund Muralla China	—	—	17,795	336716-8
Mutual fund Potencias Consolidadas	—	—	30,381	336718-4
Mutual fund Ahorro Plus I	725	330680-3	730	336720-7
Mutual fund Ahorro Estable II	—	—	11,270	336722-3
Mutual fund Ahorro Estable III	—	—	5,051	336717-6
Mutual fund Depósito Plus	14,241	330681-1	14,958	004713-3
Mutual fund Europa Accionario	2,059	006036-9	2,069	004716-7
Mutual fund Twin Win Europa 103	3,537	006035-1	3,541	004712-5
Mutual fund Second Best Chile EEUU	2,207	006032-7	2,207	004820-2
Mutual fund Depósito Plus II	9,308	006037-7	12,552	005272-2
Mutual fund Depósito Plus III	12,937	006033-5	—	—
Total	61,493		118,734

ii.                          In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as Stock Brokerage entity, in conformity with the provisions of Article 30 and subsequent Articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Cía. de Seguros de Crédito Continental S.A., that matures April 22, 2014, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	June	December
Guarantees:	2013	2012
	MCh$	MCh$
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago, Stock Exchange	7,577	69
Securities Exchange of the Electronic, Stock Exchange of Chile	15,635	33,693

Fixed income securities to ensure system CCLV, Securities Exchange of the Santiago, Stock Exchange	6,713	3,068

Fixed income securities to ensure stock loans, Securities Exchange of the Electronic, Stock Exchange of Chile	1,293	47

Total	31,218	36,877

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                     Contingencies and Commitments, continued:

(c)                        Guarantees granted, continued:

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raúl Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2014, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

(d)                        Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	June	December
	2013	2012
	MCh$	MCh$

Credit lines	30,366	22,661
Bank guarantees	12,492	11,407
Guarantees and surety bonds	2,415	2,064
Letters of credit	1,061	434
Other commitments	1	19
Total	46,335	36,585

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity:

(a)             Capital

(i)         Authorized, subscribed and paid shares:

As of June 30, 2013, the paid-in capital of Banco de Chile is represented by 93,175,043,991 registered shares (89,898,992,667 shares as of December 31, 2012), with no par value, fully paid and distributed.

(ii)      Shares:

(ii.1)              On March 21, 2013, the extraordinary shareholders meeting approved the capitalization of 30% of the distributable net income obtained during the fiscal year ending as of December 31, 2012.

(ii.2)              The following table shows the share movements from December 31, 2011 to June 30, 2013:

	Ordinary shares	Ordinary T Series shares (**)	Total shares

As of December 31, 2011	86,942,514,973	—	86,942,514,973

As of June 30, 2012	86,942,514,973	—	86,942,514,973
Capitalization of retained earnings (*)	1,095,298,538	—	1,095,298,538
Fully paid and subscribed shares	—	1,861,179,156	1,861,179,156
Total shares subscribed and fully paid as of December 31, 2012	88,037,813,511	1,861,179,156	89,898,992,667
Shares subscribed and paid period 2013	—	2,078,310,286	2,078,310,286
Conversion of “Banco de Chile- T” shares into “Banco de Chile” shares(***)	3,939,489,442	(3,939,489,442)	—
Capitalization of retained earnings(****)	1,197,741,038	—	1,197,741,038
Total Shares as of June 30, 2013	93,175,043,991	—	93,175,043,991

(*)              Capitalization of June 5, 2012.

(**)            Capital increase as of October 17, 2012.

(***)          See note No. 5 (i)

(****)       Capitalization of May 13, 2013.  See note No. 5 (i)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(b)                                 Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract —between Banco de Chile and Sociedad Matriz del Banco de Chile S.A.- Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  The difference between net income and distributable net income shall be registered in a reserve account since the first day of the fiscal year following the date when the calculation is made.  This reserve account cannot be distributed or capitalized.  Provisional Article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS has been fully paid.  The distributable income for the six-month period ended June 30, 2013 ascend to Ch$239,169 million (Ch$429,656 million as of December 31, 2012).

The above described agreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009.

As stated, the retention of earnings for the year ended as of December 31, 2012,  made in March of 2013, ascend to Ch$36,193 million (Ch$58,092 million of income for the year ended as of December 31, 2011, retained in March of 2012).

(c)                                  Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 21, 2013, the Bank’s shareholders agreed to distribute and pay dividend No. 201 amounting to Ch$3.41625263165 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2012.  The dividend of period 2013 amounted Ch$343,455 million.

At the Ordinary Shareholders’ Meeting held on March 22, 2012, the Bank’s shareholders agreed to distribute and pay dividend No. 200 amounting to Ch$2.984740 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2011.  The dividend of period 2012 amounted to Ch$296,802 millions.

(d)                                 Provision for minimum dividends:

The Board of Directors established a minimum dividend distribution policy, where the Bank has to record a provision of 70% of net income of the Annual Consolidated Financial Statements.  Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$167,418 (MCh$300,759 as of December 31, 2012) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(e)                        Earnings per share:

i.                     Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

ii.                  Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The following table shows the income and share data used in the calculation of EPS:

	June	June
	2013	2012
Basic earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	243,334	228,125
Weighted average number of ordinary shares	92,804,809,545	88,037,813,511
Earning per shares (in Chilean pesos)	2.62	2.59

Diluted earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	243,334	228,125
Weighted average number of ordinary shares	92,804,809,545	88,037,813,511
Assumed conversion of convertible debt	—	—
Adjusted number of shares	92,804,809,545	88,037,813,511
Diluted earnings per share (in Chilean pesos)	2.62	2.59	(*)

(*)    Capitalization of retained earnings are considered in the calculation of earnings per share.

As of June 30, 2013 and 2012, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(f)                         Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.  During period of 2013 it was made a credit to equity for an amount of Ch$45 million (charge to equity for Ch$27 million as of June 30, 2012).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.  During the period of 2013 it was made a net credit to equity for an amount of Ch$5,782 million (net credit to equity for Ch$8,804 million as of June 30, 2012).

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge.  During the period of 2013 it was made a net charge to equity for an amount of Ch$12,979 million (net credit to equity for Ch$741 million as of June 30, 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                     Interest Revenue and Expenses:

(a)                        On the Interim Condensed Consolidated Financial Statement closing date, the composition of income from interest and adjustments, not including the net loss from hedge accounting, is as follows:

	June 2013				June 2012
	Interest	Adjustment	Prepaid fees	Total	Interest	Adjustment	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	362,182	3,901	1,661	367,744	335,230	57,069	1,086	393,385
Consumer loans	274,864	22	4,073	278,959	249,448	621	3,202	253,271
Residential mortgage loans	93,571	2,213	1,813	97,597	81,452	55,308	1,931	138,691
Financial investment	32,672	698	—	33,370	29,628	10,683	—	40,311
Repurchase agreements	974	1	—	975	1,323	—	—	1,323
Loans and advances to banks	7,409	—	—	7,409	5,700	—	—	5,700
Other interest revenue	91	481	—	572	64	1,037	—	1,101
Total	771,763	7,316	7,547	786,626	702,845	124,718	6,219	833,782

The amount of interest revenue recognized on a received basis for impaired portfolio as of June 30, 2013 was Ch$4,038 million (Ch$4,086 million in 2012).

(b)                        At the each period end, the detail of income from suspended interest is as follows:

	June 2013			June 2012
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	6,699	446	7,145	6,322	2,123	8,445
Residential mortgage loans	1,394	529	1,923	1,465	896	2,361
Consumer loans	281	—	281	159	—	159
Total	8,374	975	9,349	7,946	3,019	10,965

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                     Interest Revenue and Expenses, continued:

(c)                         At the each period end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	June 2013			June 2012
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	215,481	1,848	217,329	210,427	35,227	245,654
Debt issued	63,073	1,657	64,730	50,453	34,037	84,490
Other financial obligations	996	96	1,092	1,075	611	1,686
Repurchase agreements	7,160	—	7,160	7,806	27	7,833
Borrowings from financial institutions	7,683	—	7,683	13,050	1	13,051
Demand deposits	33	28	61	39	2,515	2,554
Other interest expenses	—	12	12	13	78	91
Total	294,426	3,641	298,067	282,863	72,496	355,359

(d)                       As of June 30, 2013 and 2012, the Bank uses interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans through micro-hedging.

	June 2013			June 2012
	Income (loss)	Expenses	Total	Income (loss)	Expenses	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from accounting hedges	13,762	4,555	18,317	1,628	1,109	2,737
Loss from accounting hedges	(10,194)	(242)	(10,436)	(7,900)	—	(7,900)
Net gain on hedged items	(8,890)	—	(8,890)	1,803	—	1,803
Total	(5,322)	4,313	(1,009)	(4,469)	1,109	(3,360)

(e)                        At the each period end, the summary of interest and expenses is as follows:

	June	June
	2013	2012
	MCh$	MCh$

Interest revenue	786,626	833,782
Interest expenses	(298,067)	(355,359)
Subtotal	488,559	478,423

Income accounting hedges (net)	(1,009)	(3,360)

Total interest revenue and expenses, net	487,550	475,063

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.                     Income and Expenses from Fees and Commissions:

At the each period end, the income and expenses for fees and commissions shown in the Interim Consolidated Statements of Comprehensive Income refer to the following items:

	June	June
	2013	2012
	MCh$	MCh$
Income from fees and commission
Card services	53,332	50,066
Collections and payments	31,345	29,297
Investments in mutual funds and others	26,739	29,040
Portfolio management(*)	18,474	13,261
Lines of credit and overdrafts	11,275	11,437
Trading and securities management(*)	9,670	9,101
Fees for insurance transactions	9,540	8,537
Use of distribution channel	9,053	7,744
Guarantees and letters of credit	8,340	6,877
Usage Banchile’s brand	6,244	6,156
Financial advisory services	755	1,785
Other fees earned	7,565	10,632
Total income from fees and commissions	192,332	183,933

Expenses from fees and commissions
Fees for credit card transactions(**)	(36,274)	(31,835)
Sales force fees	(5,536)	(4,602)
Fees for collections and payments	(3,418)	(3,243)
Fees for securities transactions	(1,683)	(2,026)
Sale of mutual fund units	(1,191)	(1,597)
Other fees	(336)	(1,026)
Total expenses from fees and commissions	(48,438)	(44,329)

(*)              During period 2013 it was reclassified fees that are mainly related to income from current accounts management from “Trading and securities management” to “Portfolio management”.  The amount reclassified in the period 2012 amounted MCh$5,126 million.

(**)       See Note 2 (f) about Reclassifications

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.                     Net Financial Operating Income:

The gains (losses) from trading and brokerage activities is detailed as follows:

	June	June
	2013	2012
	MCh$	MCh$

Financial assets held-for-trading	12,568	9,901
Sale of available-for-sale instruments	10,320	2,560
Sale of loan portfolios	314	—
Net income on other transactions	(513)	1,939
Trading derivative instruments	(24,954)	(3,063)
Total	(2,265)	11,337

31.                     Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	June	June
	2013	2012
	MCh$	MCh$

Translation difference, net	18,312	19,735
Indexed foreign currency, net	4,736	(4,822)
Gain from accounting hedges	18,932	657
Total	41,980	15,570

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.                     Provisions for Loan Losses:

The movement during the six-month period ended June 2013 and 2012 is the following:

	Loans and		Loans to customers
	advances to banks		Commercial loans		Mortgage loans		Consumer loans		Total		Contingent loans		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(389)	(261)	(6,773)	(6,775)	—	—	—	—	(6,773)	(6,775)	(1,829)	(1,068)	(8,991)	(8,104)
Group provisions	—	—	(23,292)	(21,116)	(1,440)	(2,942)	(82,337)	(83,884)	(107,069)	(107,942)	(8,038)	(1,491)	(115,107)	(109,433)
Provisions established, net	(389)	(261)	(30,065)	(27,891)	(1,440)	(2,942)	(82,337)	(83,884)	(113,842)	(114,717)	(9,867)	(2,559)	(124,098)	(117,537)

Provisions released:
Individual provisions	5	—	—	—	—	—	—	—	—	—	—	—	5	—
Group provisions	—	—	—	—	—	—	—	—	—	—	117	—	117	—
Provisions released, net	5	—	—	—	—	—	—	—	—	—	117	—	122	—

Provision, net	(384)	(261)	(30,065)	(27,891)	(1,440)	(2,942)	(82,337)	(83,884)	(113,842)	(114,717)	(9,750)	(2,559)	(123,976)	(117,537)

Additional provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Recovery of written-off assets	—	—	6,766	6,744	847	972	12,602	12,586	20,215	20,302	—	—	20,215	20,302

Provisions for loan losses, net	(384)	(261)	(23,299)	(21,147)	(593)	(1,970)	(69,735)	(71,298)	(93,627)	(94,415)	(9,750)	(2,559)	(103,761)	(97,235)

According to the Administration, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.                     Personnel Expenses:

At the each period end personnel expenses are detailed as follows:

	June	June
	2013	2012
	MCh$	MCh$

Salaries	95,218	89,052
Bonuses	33,121	35,703
Lunch and health benefits	11,389	11,249
Staff severance indemnities	4,390	4,940
Training expenses	1,340	839
Other personnel expenses	10,343	10,620
Total	155,801	152,403

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.       Administrative Expenses:

At the each period end, administrative expenses are detailed as follows:

	June	June
	2013	2012
	MCh$	MCh$

General administrative expenses
Information Technology and communications	23,320	23,544
Maintenance and repair of property and equipment	13,870	14,894
Office rental	9,927	9,523
Office supplies	4,899	3,056
Securities and valuables transport services	4,756	4,674
Rent ATM area	3,730	3,744
External advisory services	2,898	2,995
Lighting, heating and other utilities	2,248	2,570
Representation and transferring of personnel	2,023	1,716
Legal and notary	1,850	1,640
Insurance premiums	1,713	1,280
P.O. box, mail and postage	1,268	1,341
Donations	1,073	771
Equipment rental	576	606
Fees for professional services	359	357
Other general administrative expenses	4,227	5,086
Subtotal	78,737	77,797

Outsources services
Credit pre-evaluation services	10,065	8,289
Data processing	3,591	3,918
Other	7,801	5,871
Subtotal	21,457	18,078

Board expenses
Board remunerations	1,026	996
Other Board expenses	188	186
Subtotal	1,214	1,182

Marketing expenses
Advertising	13,228	13,164
Subtotal	13,228	13,164

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	3,399	3,137
Real estate contributions	1,320	1,462
Patents	972	669
Other taxes	849	341
Subtotal	6,540	5,609
Total	121,176	115,830

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.       Depreciation, Amortization and Impairment:

(a)                       At the each period end, the amounts charged to income for depreciation and amortization are detailed as follows:

	June	June
	2013	2012
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note 16a)	9,748	10,271
Amortization of intangibles assets (Note 15b)	4,543	5,253
Total	14,291	15,524

(b)                       As of June 30, 2013 and 2012, the composition of impairment expenses is the following:

	June	June
	2013	2012
	MCh$	MCh$

Impairment
Impairment of Financial Instruments	—	—
Impairment of Properties and Equipment (Note 16a)	9	130
Impairment of Intangible Assets (Note 15b)	—	—
Total	9	130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.       Other Operating Income:

At the each period end, the Bank and its subsidiaries present the following under other operating income:

	June	June
	2013	2012
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	2,549	3,966
Other income	2	2
Subtotal	2,551	3,968

Release of provisions for contingencies
Country risk provisions	—	—
Provisions for credits abroad	—	—
Other provisions for contingencies	128	—
Subtotal	128	—

Other income
Expense recovery	3,604	660
Rental income	3,174	2,930
Recovery from external branches	1,045	1,277
Income from sale of leased assets	598	68
Gain on sale of property and equipment	169	100
Fiduciary and trustee commissions	89	95
Foreign trade income	13	35
Refund charged-off of property and equipment	—	19
Others	750	1,214
Subtotal	9,442	6,398

Total	12,121	10,366

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.       Other Operating Expenses:

At the each period end, the Bank and its subsidiaries incurred the following other operating expenses:

	June	June
	2013	2012
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment	5	60
Charge-off assets received in lieu of payment	907	1,052
Expenses to maintain assets received in lieu of payment	215	263
Subtotal	1,127	1,375

Provisions for contingencies
Country risk provisions	1,761	474
Provisions for credits abroad	—	—
Other provisions for contingencies	209	6,087
Subtotal	1,970	6,561

Other expenses
Provisions other expenses	2,000	3,600
Write-offs for operating risks	1,860	1,409
Card administration	545	569
Write-offs and provisions for fraud	433	481
Operating expenses and charge-off leasing assets	214	577
Others	324	1,421
Subtotal	5,376	8,057

Total	8,473	15,993

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.            Related Party Transactions:

The related parties of the Bank and its subsidiaries include entities of the Bank’s corporate group; corporations which are the Bank’s parent company, associated companies, subsidiaries, associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the Bank, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

Article 147 of the Companies Act, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, when terms of price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, Article 84 of the Chilean Banking Act establishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(a)        Loans to related parties:

	Production Companies(*)		Investment Companies(**)		Individuals(***)		Total
	June	December	June	December	June	December	June	December
	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	254,681	250,983	40,792	63,576	731	704	296,204	315,263
Residential mortgage loans	—	—	—	—	15,315	14,974	15,315	14,974
Consumer loans	—	—	—	—	3,610	3,920	3,610	3,920
Gross loans	254,681	250,983	40,792	63,576	19,656	19,598	315,129	334,157
Provision for loan losses	(854)	(761)	(79)	(136)	(72)	(68)	(1,005)	(965)
Net loans	253,827	250,222	40,713	63,440	19,584	19,530	314,124	333,192

Off balance sheet accounts:
Guarantees	2,082	1,864	—	—	—	—	2,082	1,864
Letters of credits	22,649	280	—	—	—	—	22,649	280
Banks guarantees	19,151	24,361	1,812	2,374	—	—	20,963	26,735
Immediately available credit lines	43,428	46,179	3,953	4,532	9,743	9,320	57,124	60,031
Total off balance sheet account	87,310	72,684	5,765	6,906	9,743	9,320	102,818	88,910
Provision for contingencies loans	(48)	(44)	(3)	(1)	—	—	(51)	(45)
Off balance sheet account, net	87,262	72,640	5,762	6,905	9,743	9,320	102,767	88,865

Amount covered by Collateral
Mortgage	31,359	31,034	55	55	14,423	15,325	45,837	46,414
Warrant	—	—	—	—	—	—	—	—
Pledge	13	13	—	—	7	7	20	20
Others(****)	2,842	2,842	17,300	17,300	10	10	20,152	20,152
Total colateral	34,214	33,889	17,355	17,355	14,440	15,342	66,009	66,586

Acquired Instruments
For trading purposes	4,942	—	—	—	—	—	4,942	—
Total acquired instruments	4,942	—	—	—	—	—	4,942	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                   Related Party Transactions, continued:

(a)                       Loans with related parties, continued:

(*)                        Production companies are legal entities which comply with the following conditions:

i)                      They engage in productive activities and generate a separable flow of income

ii)                   Less than 50% of their assets are trading securities or investments

(**)                 Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)          Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****)    These guarantees correspond mainly to shares and other financial guarantees.

(b)         Other assets and liabilities with related parties:

	June	December
	2013	2012
	MCh$	MCh$
Assets
Cash and due from banks	9,944	11,174
Derivative instruments	96,963	107,487
Other assets	3,534	2,931
Total	110,441	121,592

Liabilities
Demand deposits	71,864	87,480
Savings accounts and time deposits	354,184	378,965
Derivative instruments	87,777	83,582
Debt issued	5,114	79,821
Borrowings from financial institutions	123,870	134,820
Other liabilities	12,522	9,044
Total	655,331	773,712

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(c)                         Income and expenses from related party transactions (*):

	June		June
	2013		2012
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized

Interest and revenue expenses	8,995	8,573	8,547	7,812
Fees and commission income	24,921	14,730	21,753	14,595
Financial operating	68,270	98,438	113,597	99,254
Released or established of provision for credit risk	—	46	—	248
Operating expenses	—	37,366	—	35,549
Other income and expenses	273	19	401	11
Total	102,459	159,172	144,298	157,469

(*)              This detail does not constitute a Statement of Comprehensive Income for related party transactions, so assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(d)                       Related party contracts:

There are no contracts entered during the period 2013 and 2012 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

(e)                        Payments to key management personnel:

	June	June
	2013	2012
	MCh$	MCh$

Remunerations	1,769	1,962
Short-term benefits	3,093	3,871
Contract termination indemnity	18	260
Paid based on shares	—	—
Total	4,880	6,093

Composition of key personnel:

	N° of executives
	June	June
	2013	2012
Position
CEO	1	1
Deputy general manager	—	1
CEOs of subsidiaries	8	8
Division Managers	12	15
Total	21	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(f)               Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
Name of Directors	June 2013		June 2012		June 2013	June 2012	June 2013	June 2012	June 2013	June 2012	June 2013	June 2012
	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	179	(*)	178	(*)	23	20	159	140	—	—	361	338
Andrónico Luksic Craig	74		73		5	3	—	—	—	—	79	76
Jaime Estévez Valencia	25		25		10	11	47	45	—	—	82	81
Gonzalo Menéndez Duque	25		25		8	8	56	59	—	—	89	92
Jorge Awad Mehech	25		24		11	10	54	52	—	—	90	86
Francisco Pérez Mackenna	25		24		11	8	30	24	—	—	66	56
Rodrigo Manubens Moltedo	25		24		10	11	25	23	—	—	60	58
Jorge Ergas Heymann	25		24		9	8	21	22	—	—	55	54
Thomas Fürst Freiwirth	25		24		8	8	15	17	—	—	48	49
Guillermo Luksic Craig	12		25		—	2	—	—	—	—	12	27
Jean-Paul Luksic	9		—		2	—	2	—	—	—	13	—
Jacob Ergas Ergas	—		—		—	—	2	5	—	—	2	5
Others directors of subsidiaries	—		—		—	—	76	83	—	—	76	83
Total	449		446		97	89	487	470	—	—	1,033	1,005

(1)              Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$8 (MCh$9 as of June 30, 2012).

(*)              Includes a provision of MCh$104 (MCh$104 as of June 30, 2012) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$136 (MCh$133 as of June 30, 2012).

Travel and other related expenses amount to MCh$45 (MCh$44 as of June 30, 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                     Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value process according to local regulations, market standards and best practices in the industry. This framework is contained into the Banco de Chile’s Fair Value Policy.

One of the most important definition in this framework is the Product Control Unit, hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)                  Industry standards of fair value measurements

In the fair value calculation process, Banco de Chile uses standard methodologies; closing prices, discounted cash flows and option models, Black-Scholes models, in case of options. The input parameters are rates, prices and volatility levels for each term and market factor that can change the fair value of any instrument in the portfolio.

(ii)               Quoted prices in active markets

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information as Bloomberg and Bolsa de Comercio de Santiago terminals. This quote represents the price at which the instrument is frequently buy and sell in financial markets.

(iii)            Valuation techniques

If there is not market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models requires a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based in observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, brokers such as ICAP, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                     Fair Value of Financial Assets and Liabilities, continued:

(iv)           Fair value adjustments

Part of the fair value process consist in adjustment, Market Value Adjustments or MVA for short, to take into account two different market facts; bid/offer spreads and market factors liquidity. These adjustments are calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that in selling that position will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used. Bid, mid and offer market quotes are considered.

The liquidity adjustment considers the relative size to the market of each position in the portfolio. This adjustment is intended to reflect the relative size of Banco de Chile and the deepness of the markets. For this adjustment, the size of each position, recent transaction in active markets and recently observed liquidity are taking into account.

(v)              Fair value control

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and  one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event when significant differences were detected, these differences are scaled according to the amount of materiality for each grouping level, from a single report to the trader until a report to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kind of reports allows adequate control and consistency of the parameters used in the valuation, looking backwards revision.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                     Fair Value of Financial Assets and Liabilities, continued:

(vi)           Judgmental analysis and information to Senior Management.

In particular no cases where there is no market quotations for the instrument, similar transaction prices or indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required for operate this kind of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)                             Fair value hierarchy

Banco de Chile and his subsidiaries, taken into account the preceding statements, classify all the financial instruments among the following levels:

Level 1:                    Observable, quoted price in active markets for the same instrument or specific type of transaction to be evaluated.

In this level are considered the following instruments: currency futures, Chilean central bank and treasury securities, mutual funds investments and equity.

For the Chilean central bank and treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of the market, assuring daily observable quotes.

For each and every one of these instruments exist daily observable market valuation parameters; internal rates of return and closing prices, respectively, therefore no assumptions are needed to calculate the fair value. For currency futures as well as mutual funds and equity, closing prices times the number of instruments is used for fair value calculations. For Chilean central bank and treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency; CLP or CLF.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                     Fair Value of Financial Assets and Liabilities, continued:

Level 2:                    No market quotes are available for the specific financial instrument. For instruments in this level the valuation is done based on inference from observable market parameters; quoted prices for similar instruments in active markets.

This level is composed mostly by derivatives, currency and rate derivatives, bank’s debt securities, mortgage claims, money market instruments and less liquid Chilean Central Bank and treasury securities.

For derivatives the fair value process depend upon his value is impacted by volatility as a relevant market factor; if is the case, Black-Scholes-Merton type of formula it is used. For the rest of the derivatives, swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that do have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves. In some cases external data from specialized providers, brokers such as ICAP and Riskamerica, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

The techniques described above are used by the Santiago Stock Exchange in Chile, Bloomberg or the Over-the-Counter, and correspond to the standard methodology used in the local and international markets.

Level 3:                    The input parameters used in the valuation are not observable through market quotes in active markets neither can be inferred directly from other transaction information in active markets. This category also includes instruments that are valued based on quoted prices for similar instruments where adjustments or assumptions are needed to reflect the differences between them.

Instruments classified as level 3 correspond to Corporate Debt issued mainly Chilean and foreign companies, issued both in Chile and abroad. These instruments are classified, for accounting purposes, as Available for Sale. For this securities classified as level 3, the indicative internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency. In this case only external data from specialized providers, brokers such as ICAP, Riskamerica and Interactive Data, it is used to for validate the parameters that will be used as inputs.

For this level corresponds to the described technique used by both the Bolsa de Comercio de Santiago de Chile as Bloomberg, and correspond to the standard methodology used in the local and international market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(b)        Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	Junio 2013	Diciembre 2012	Junio 2013	Diciembre 2012	Junio 2013	Diciembre 2012	Junio 2013	Diciembre 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading from the Chilean Government and Central Bank	63,817	65,548	78,004	6,831	—	—	141,821	72,379
Other instruments issued in Chile	1,348	188	152,384	87,115	1,960	—	155,692	87,303
Instruments issued abroad	2,381	—	—	—	—	—	2,381	—
Mutual fund investments	89,027	33,042	—	—	—	—	89,027	33,042
Subtotal	156,573	98,778	230,388	93,946	1,960	—	388,921	192,724
Derivative contracts for trading purposes
Forwards	—	—	111,375	70,166	—	—	111,375	70,166
Swaps	—	—	247,551	258,496	—	—	247,551	258,496
Call Options	—	—	3,017	472	—	—	3,017	472
Put Options	—	—	217	341	—	—	217	341
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	362,160	329,475	—	—	362,160	329,475
Hedge accounting derivative contracts
Swaps	—	—	5,257	22	—	—	5,257	22
Subtotal	—	—	5,257	22	—	—	5,257	22
Financial assets available-for-sale from the Chilean Government and Central Bank	284,547	136,554	255,893	115,230	—	—	540,440	251,784
Other instruments issued in Chile	—	—	631,573	646,079	375,394	278,073	1,006,967	924,152
Instruments issued abroad	33,988	30,538	—	—	32,372	57,966	66,360	88,504
Subtotal	318,535	167,092	887,466	761,309	407,766	336,039	1,613,767	1,264,440
Total	475,108	265,870	1,485,271	1,184,752	409,726	336,039	2,370,105	1,786,661

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	114,793	81,790	—	—	114,793	81,790
Swaps	—	—	287,023	264,052	—	—	287,023	264,052
Call Options	—	—	2,335	395	—	—	2,335	395
Put Options	—	—	789	387	—	—	789	387
Futures	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—
Subtotal	—	—	404,940	346,624	—	—	404,940	346,624
Hedge derivative contracts
Swaps	—	—	26,222	33,698	—	—	26,222	33,698
Subtotal	—	—	26,222	33,698	—	—	26,222	33,698
Total	—	—	431,162	380,322	—	—	431,162	380,322

Since last quarter of period 2012, it was established more precisely the classification of the level of financial instruments, according to what observables are their prices in the market. The new definition is described above of this disclosure. It should be noted that this change has no impact on the valuation of financial assets and liabilities measured at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                     Fair Value of Financial Assets and Liabilities, continued:

(c)                    Level 3 reconciliation

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	As of June 30, 2013
	Balance as of January 1, 2013	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer between Lever 1 and 2	Balance as of June 31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	—	—	—	—	—	—
Other instruments issued in Chile	—	27	—	1,933	—	1,960
Instruments issued abroad	—	—	—	—	—	—
Subtotal	—	27	—	1,933	—	1,960
Available-for-Sale Instruments
From the Chilean Government and Central Bank	—	—	—	—	—	—
Other instruments issued in Chile	278,073	(4,172)	1,490	100,003	—	375,394
Instruments issued abroad	57,966	(4,248)	(471)	(20,875)	—	32,372
Subtotal	336,039	(8,420)	1,019	79,128	—	407,766

Total	336,039	(8,393)	1,019	81,061	—	409,726

	As of December 31, 2012
	Balance as of January 1, 2012	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer between Lever 1 and 2	Balance as of December 31, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	585	183	—	(768)	—	—
Instruments issued abroad	—	—	—	—	—	—
Subtotal	585	183	—	(768)	—	—
Available-for- Sale Instruments
Other instruments issued in Chile	321,378	1,511	(1,410)	(43,406)	—	278,073
Instruments issued abroad	128,403	(5,713)	19,666	(59,432)	(24,958)	57,966
Subtotal	449,781	(4,202)	18,256	(102,838)	(24,958)	336,039

Total	450,366	(4,019)	18,256	(103,606)	(24,958)	336,039

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                     Fair Value of Financial Assets and Liabilities, continued:

(d)                        Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model.

The following table shows the sensitivity, by instrument, for instruments classified as level 3 to changes in key assumptions:

	As of June 30, 2013		As of December 31, 2012
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	1,960	(28)	—	—
Total	1,960	(28)	—	—
Financial assets available-for-Sale
Other instruments issued in Chile	375,394	(5,607)	278,073	(802)
Instruments issued abroad	32,372	(330)	57,966	(762)
Total	407,766	(5,937)	336,039	(1,564)

With the purpose to determine the sensitivity of the financial investments to changes in significant factors market, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observables in screens.  In the case of financial assets presented above table, which corresponds to bank bonds and corporate bonds, considering that these instruments do not have current prices or observables, was used as inputs prices, prices based on broker quotes or runs.  Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying only a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps so-called hedge accounting.  The impact of 10% is considered a reasonable move considering the market performance of these instruments and comparing it against the adjustment bid/offer that is provided for by these instruments.  The methodology described above begins in March 2013.  Before that date, the methodology consisted in compare the valuation of these instruments using market rates given by Trading Desk of the Bank, with the same calculate, but using rates of independent sources.  If this methodology had used in balances as of December 31, 2012, the effect would have been a charge to income of MCh$5,276 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                     Fair Value of Financial Assets and Liabilities, continued:

(e)                    Other assets and liabilities

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior.  The estimated fair value is as follows:

	Book Value		Fair Value
	June	December	June	December
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,186,226	684,925	1,186,226	684,925
Transactions in the course of collection	775,311	396,611	775,311	396,611
Cash collateral on securities borrowed and reverse repurchase agreements	25,371	35,100	25,371	35,100
Subtotal	1,986,908	1,116,636	1,986,908	1,116,636
Loans and advances to banks
Domestic banks	—	14,304	—	14,304
Central Bank of Chile	—	1,100,696	—	1,100,696
Foreign banks	313,541	228,322	313,541	228,322
Subtotal	313,541	1,343,322	313,541	1,343,322
Loans to customers, net
Commercial loans	11,914,833	11,484,276	11,912,241	11,473,251
Residential mortgage loans	4,421,548	4,182,587	4,464,247	4,201,091
Consumer loans	2,727,246	2,667,467	2,731,640	2,683,593
Subtotal	19,063,627	18,334,330	19,108,128	18,357,935
Total	21,364,076	20,794,288	21,408,577	20,817,893

Liabilities
Current accounts and other demand deposits	5,567,606	5,470,971	5,567,606	5,470,971
Transactions in the course of payment	438,056	159,218	438,056	159,218
Cash collateral on securities lent and repurchase agreements	495,812	226,396	495,812	226,396
Savings accounts and time deposits	9,564,872	9,612,950	9,571,915	9,589,643
Borrowings from financial institutions	1,157,728	1,108,681	1,152,195	1,103,252
Other financial obligations	160,253	162,123	160,253	162,123
Subtotal	17,384,327	16,740,339	17,385,837	16,711,603
Debt Issued
Letters of credit for residential purposes	75,554	85,967	78,307	87,088
Letters of credit for general purposes	23,541	29,229	24,399	29,610
Bonds	2,920,989	2,412,233	2,815,499	2,282,014
Subordinate bonds	743,862	746,504	724,097	726,369
Subtotal	3,763,946	3,273,933	3,642,302	3,125,081
Total	21,148,273	20,014,272	21,028,139	19,836,684

The fair value of assets not presented at fair value in the Statement of Financial Position is derived from balance sheet stocks and cash flows that Banco de Chile expects to receive, discounted using the relevant market interest rate for each type of transaction. These lasts cash flows are obtained from regulatory reports, in particular the C40 report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                     Fair Value of Financial Assets and Liabilities, continued:

The C40 report contains cash flows, in future value, for assets and liabilities, by maturity and currency. For long term assets and liabilities, contractual cash flows are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. The discount rates used to calculate the present value for each type of asset and liability correspond to the marginal rates of each product, considering specific rates by currency and term to capture both the risk inherent to the term as well as the expected level of each currency.

For financial assets and liabilities that have a short term maturity (less than three months) it is assumed that the carrying amounts approximate their fair value. This assumption is also applied to demand deposits and savings accounts without specific maturity.

For loans, contractual cash flows and loan loss provisions are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. Consecutively, the loan loss provision, by type of asset, is subtracted from the present value to take into account the fact that the Bank has already model the estimate probability that his customers do not fulfill their obligations.

In the case of held to maturity investment, the fair value is based on market prices. The fair value of liabilities that do not have quoted market prices, it is based on discounted cash flows, using interest rates to similar terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.            Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of June 30, 2013 and December 31, 2012, respectively.  Trading and available-for-sale instruments are included at their fair value:

	As of June 30, 2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,186,226	—	—	—	—	—	1,186,226
Transactions in the course of collection	775,311	—	—	—	—	—	775,311
Financial Assets held-for-trading	388,921	—	—	—	—	—	388,921
Cash collateral on securities borrowed and reverse repurchase agreements	5,502	6,181	13,688	—	—	—	25,371
Derivative instruments	34,270	53,339	85,773	70,710	48,438	74,887	367,417
Loans and advances to banks(**)	54,879	69,464	190,541	—	—	—	314,884
Loans to customers(*)(**)	1,753,492	1,703,746	3,548,419	4,496,840	2,047,747	4,821,044	18,371,288
Financial assets available-for-sale	397,369	143,986	74,259	404,365	273,525	320,263	1,613,767
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	4,595,970	1,976,716	3,912,680	4,971,915	2,369,710	5,216,194	23,043,185

	As of December 31, 2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	684,925	—	—	—	—	—	684,925
Transactions in the course of collection	396,611	—	—	—	—	—	396,611
Financial Assets held-for-trading	192,724	—	—	—	—	—	192,724
Cash collateral on securities borrowed and reverse repurchase agreements	8,338	855	25,907	—	—	—	35,100
Derivative instruments	19,155	26,190	85,576	93,733	40,801	64,042	329,497
Loans and advances to banks(**)	1,152,642	14,409	177,230	—	—	—	1,344,281
Loans to customers(*)(**)	1,743,729	1,863,499	3,512,461	4,110,399	1,945,584	4,653,379	17,829,051
Financial assets available-for-sale	272,371	171,017	343,665	152,075	132,382	192,930	1,264,440
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	4,470,495	2,075,970	4,144,839	4,356,207	2,118,767	4,910,351	22,076,629

(*)             This only includes loans that are current as of period end.  Therefore, it excludes past due loans amounting to MCh$1,126,790 (MCh$932,714 as of December 31, 2012) of which MCh$689,934 (MCh$524,552 as of December 31, 2012) were less than 30 days past due.

(**)   The respective provisions, which amount to MCh$434,451 (MCh$427,435 as of December 31, 2012) for loans to customers and MCh$1,343 (MCh$959 as of December 31, 2012) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.          Maturity of Assets and Liabilities, continued:

	As of June 30, 2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	5,567,606	—	—	—	—	—	5,567,606
Transactions in the course of payment	438,056	—	—	—	—	—	438,056
Cash collateral on securities lent and repurchase agreements	493,018	2,758	36	—	—	—	495,812
Savings accounts and time deposits(***)	3,947,957	2,689,580	2,526,233	220,260	139	30	9,384,199
Derivative instruments	42,761	28,327	131,419	78,005	52,573	98,077	431,162
Borrowings from financial institutions	372,806	95,340	545,786	143,796	—	—	1,157,728
Debt issued:
Mortgage bonds	4,873	5,469	14,034	30,469	18,677	25,573	99,095
Bonds	114,794	2,575	131,119	406,739	775,203	1,490,559	2,920,989
Subordinate bonds	1,369	2,356	34,480	158,534	47,236	499,887	743,862
Other financial obligations	107,457	951	4,937	9,808	7,220	29,880	160,253
Total liabilities	11,090,697	2,827,356	3,388,044	1,047,611	901,048	2,144,006	21,398,762

	As of December 31, 2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	5,470,971	—	—	—	—	—	5,470,971
Transactions in the course of payment	159,218	—	—	—	—	—	159,218
Cash collateral on securities lent and repurchase agreements	224,793	1,603	—	—	—	—	226,396
Savings accounts and time deposits(***)	3,832,539	2,356,386	2,846,609	397,643	279	30	9,433,486
Derivative instruments	27,981	30,469	60,284	116,048	48,616	96,924	380,322
Borrowings from financial institutions	181,972	153,702	631,051	141,956	—	—	1,108,681
Debt issued:
Mortgage bonds	5,351	5,853	15,859	35,502	21,843	30,788	115,196
Bonds	47,119	133,570	56,633	456,334	358,097	1,360,480	2,412,233
Subordinate bonds	1,164	2,276	34,731	48,378	151,612	508,343	746,504
Other financial obligations	106,972	1,005	5,140	10,534	7,201	31,271	162,123
Total liabilities	10,058,080	2,684,864	3,650,307	1,206,395	587,648	2,027,836	20,215,130

(***)      Excluding term saving accounts, which amount to MCh$180,673 (MCh$179,464 as of December 31, 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                     Subsequent Events:

On July 1, 2013 it is informed that through Public Deed dated June 19, 2013 in Notary´s office Raúl Perry Pefaur of Santiago, Banco de Chile has acquired the totally of shares of Banchile Asesoría Financiera S.A. in the entity Banchile Factoring S.A, subsidiary of Banco de Chile, taking over assets and liabilities of such subsidiary.

According to Article 103 No. 2 of Law No. 18,046 of Corporate Law, it has elapsed an uninterrupted period of more 10 of days.  Consequently, as of 30th. of June, it has dissolved Banchile Factoring S.A., so 100% of shares belong to Banco de Chile, which since 30th. of June is its legal successor.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Interim Condensed Consolidated Financial Statements of the Bank and its subsidiaries between June 30, 2013 and the date of issuance of these Interim Condensed Consolidated Financial Statements.

Héctor Hernández G.	Arturo Tagle Q.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2013

Banco de Chile

/S/ Arturo Tagle Q.
	By:	Arturo Tagle Q.
CEO